EXHIBIT 99.2

News Release

For Immediate Release	Date: April 22, 2026
26-08-TR

Teck Reports Unaudited First Quarter Results for 2026

Record copper sales and sustained operational performance drive strong Q1 financial results

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited first quarter results for 2026.

“We delivered a very strong start to 2026, underpinned by record quarterly copper sales, strong commodity prices, and disciplined execution across our operations,” said Jonathan Price, President and CEO. “Quebrada Blanca (QB) delivered robust and consistent performance, achieving all-time high quarterly copper sales and ongoing operational stability. Our quarterly financial results demonstrate the resilience and potential of our portfolio and the strength of our balance sheet. Moving forward, we remain focused on disciplined operating performance and advancing the merger of equals with Anglo American toward a successful close.”

Highlights

•	Adjusted EBITDA1 of $2.1 billion in Q1 2026 was $1.2 billion or 125% higher than the same period last year, driven by record quarterly copper sales volumes, significantly higher commodity prices and increased revenue from by-products. Our profit before taxes was $1.3 billion in Q1 2026.
•	Adjusted profit attributable to shareholders1 in Q1 2026 was $858 million, or $1.75 per share, compared to $303 million, or $0.60 per share, in the same period last year. Profit attributable to shareholders was $819 million or $1.67 per share.
•	Cash flow from operations of $1.0 billion increased our net cash1 position by $338 million at March 31, 2026. Our liquidity as at April 22, 2026 is $9.8 billion, including $5.7 billion of cash, bolstered by continued cash flow generation into April.
•	Our copper segment generated gross profit before depreciation and amortization1 of $1.8 billion in Q1 2026 compared to $704 million in the same period last year, primarily driven by record copper prices, which averaged US$5.83 per pound in Q1 2026 and record quarterly copper sales volumes. Gross profit from our copper segment was $1.4 billion in Q1 2026.
•	QB copper sales volumes of 70,300 tonnes in Q1 2026 were a quarterly record and materially exceeded production volumes of 55,500 tonnes as inventory was drawn down.
•	QB delivered strong production in Q1 2026, consistent with Q4 2025 and reflecting ongoing operational stability. This result was achieved despite a planned maintenance shutdown and a shorter operating month in February, indicating improved underlying production performance on a comparable basis.
•	Our zinc segment generated gross profit before depreciation and amortization1 of $387 million in Q1 2026, compared to $225 million in the same period last year driven by higher commodity prices and continued focus on cash flow generation through our optimized feed strategy at our Trail Operations. Gross profit from our zinc segment was $359 million in Q1 2026 of which $257 million related to our Trail Operations.
•	Our annual High-Potential Incident (HPI) frequency rate remained low at 0.05 in Q1 2026, below the 2025 annual rate of 0.06, which matched Teck’s best annual result.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Emma Chapman, Vice President, Investor Relations	+44 207.509.6576

	Dale Steeves, Director, External Communications	+1 236.987.7405

Additional corporate information is available at www.teck.com.

Financial Summary Q1 2026

Financial Metrics (CAD$ in millions, except per share data)	Q1 2026	Q1 2025
Revenue	$3,943	$2,290
Gross profit	$1,715	$536
Gross profit before depreciation and amortization[1]	$2,201	$929
Profit before taxes	$1,336	$450
Adjusted EBITDA[1]	$2,088	$927
Profit attributable to shareholders	$819	$370
Adjusted profit attributable to shareholders[1]	$858	$303
Basic earnings per share	$1.67	$0.74
Diluted earnings per share	$1.67	$0.73
Adjusted basic earnings per share[1]	$1.75	$0.60
Adjusted diluted earnings per share[1]	$1.75	$0.60

Key Updates

Teck and Anglo American plc Merger of Equals

•	On September 9, 2025, Teck and Anglo American plc (Anglo American) announced a merger of equals (the Merger) to form Anglo Teck, a global critical minerals champion headquartered in Canada. Both Anglo American and Teck believe the Merger will be highly attractive for their respective shareholders and stakeholders, enhancing portfolio quality, financial and operational resilience and strategic positioning.
•	The Merger is expected to deliver annual pre-tax synergies of approximately US$800 million, with approximately 80% expected to be realized on a run-rate basis by the end of the second year following completion. Anglo Teck will also work with key stakeholders and partners to optimize the value of the adjacent Collahuasi and Quebrada Blanca assets to realize an expected US$1.4 billion (100% basis) of annual average underlying EBITDA2 uplift from 2030-2049. The combination between QB and Collahuasi offers shareholders the fastest route to copper growth, at the lowest risk and capital intensity, and delivers the highest returns relative to the standalone alternatives, while not precluding further future expansion at Collahuasi or QB. Together, these future opportunities offer the potential for multi-decade copper growth, in the interests of all stakeholders, in Chile and around the world.
•	On December 9, 2025, shareholders of both Teck and Anglo American approved the Merger as required under the arrangement agreement. On December 15, 2025, Teck and Anglo American received regulatory approval from the Government of Canada under the Investment Canada Act (ICA) for the Merger.
•	The Merger remains subject to customary closing conditions for a transaction of this nature, including regulatory approvals. The parties continue to work collaboratively toward securing the required approvals, advancing the transaction to completion, and progressing integration planning.

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	This is a non-GAAP financial measure. See the Management Proxy Circular for the special meeting of shareholders of Teck Resources Limited held on December 9, 2025, filed under Teck's profile on SEDAR+ (www.sedarplus.ca) for further information.
2	Teck Resources Limited 2026 First Quarter News Release

QB Action Plan Update and Q1 Performance

•	QB had strong production in Q1 2026, reflecting the continued focus on operational stability, and advancement of the tailings management facility (TMF) development work.
•	Q1 2026 copper production at QB was 55,500 tonnes, consistent with production in Q4 2025, despite a planned maintenance shutdown early in the quarter and a shorter operating month in February, indicating improved underlying production performance on a comparable basis. Strong performance was supported by higher throughput and consistent recoveries in March.
•	Q1 2026 molybdenum production at QB was 640 tonnes, reflecting another quarter of strong operational performance and process stability.
•	Throughput increased progressively during the quarter, supported by improved operational discipline and enhanced integration across mine and plant activities. The improvement in throughput in March confirms that the concentrator is operating as expected under stable conditions, with first-quarter variability primarily attributable to temporary system instability following the planned shutdown.
•	Record quarterly copper sales at QB of 70,300 tonnes were significantly higher than Q4 2025 and the same period last year. Sales volumes in Q1 2026 at QB exceeded production with the shipment of inventory carried over from 2025.
•	In Q1 2026, development of the TMF progressed as planned and supported continuous operations, with the successful completion of Rock Bench 4. Overall TMF development performance remained stable and sand deposition rates improved during the quarter with continued improvement expected. In addition, we are continuing to progress Rock Bench 5, as planned.
•	Shiploader repairs at QB's port facility were completed at the end of January 2026. The first successful shipments were loaded in early February and normal operation of the shiploader has continued since that time.
•	QB net cash unit costs¹ of $2.27 per pound in the first quarter decreased significantly compared to $2.66 per pound in the same period last year, primarily due to higher copper sales volumes and favourable by-product credits.

Safety and Sustainability Leadership

•	Our annual HPI frequency rate remained low at 0.05 in Q1 2026, below the 2025 annual rate of 0.06, which matched Teck’s best annual result.
•	On March 12, 2026, we released our 25th annual Sustainability Report, outlining Teck’s 2025 performance in key areas, including support for communities, Indigenous Peoples, health and safety, diversity and climate.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
3	Teck Resources Limited 2026 First Quarter News Release

Guidance

•	There are no changes to our previously disclosed guidance, which is outlined in summary below and our usual guidance tables, including 2027–2028 production guidance, can be found on pages 26–29.

2026 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	455 – 530
Zinc (000’s tonnes)	410 – 460
Refined zinc (000’s tonnes)	190 – 230
Sales Guidance – Q2 2026
Red Dog zinc in concentrate sales (000’s tonnes)	30 – 40
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.85 – 2.20
Zinc net cash unit costs (US$/lb.)[1]	0.65 – 0.75

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
4	Teck Resources Limited 2026 First Quarter News Release

Management's Discussion and Analysis

This management's discussion and analysis (MD&A) is dated as at April 22, 2026 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of Teck Resources Limited (Teck) and the notes thereto for the three months ended March 31, 2026 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2025. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2025, is available on SEDAR+ at www.sedarplus.ca.

This document contains forward-looking statements and forward-looking information. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS” below.

Overview

•	Profitability significantly increased in the first quarter compared to the same period last year, driven by record quarterly copper sales volumes, higher commodity prices, including for by-products, and improved profitability at our Trail Operations due to our continued focus on cash flow generation including through our optimized feed strategy. These increases were partially offset by the impact of the strengthening Canadian dollar. Our profit attributable to shareholders was $819 million in the first quarter compared with $370 million in the same period last year.
•	During the first quarter, London Metal Exchange (LME) copper prices increased by 38% compared to the same period last year, averaging US$5.83 per pound, while LME zinc prices increased by 14%, averaging US$1.47 per pound. The average CAD$/US$ exchange rate of $1.37 in the first quarter decreased from $1.44 in the same period last year.
Average Prices and Exchange Rates	Three months ended March 31,		Change
	2026	2025
Copper (LME cash – US$/pound)	$5.83	$4.24	38%
Zinc (LME cash – US$/pound)	$1.47	$1.29	14%
Average exchange rate (CAD$ per US$1.00)	$1.37	$1.44	(5)%

•	Copper production increased to 140,000 tonnes in the first quarter compared with 106,100 tonnes in the same period last year. QB production was 55,500 tonnes in the first quarter, a significant increase from 42,300 tonnes in the same period last year when we had an extended shut-down. Production at QB in the quarter was consistent with production in Q4 2025, despite a planned maintenance shutdown early in the quarter and a shorter operating month in February, indicating improved underlying production performance on a comparable basis. In addition to QB, production was also bolstered by higher throughput and higher grades at Highland Valley Copper and higher grades at Antamina, both as expected in the mine plan.
•	Zinc in concentrate production was 120,300 tonnes in the first quarter, a decrease of 17,000 tonnes compared with the same period last year, aligned with planned production profiles at Red Dog and Antamina. At Red Dog, zinc in concentrate production in the first quarter decreased by 10,600 tonnes compared to the same period last year due to lower ore grades, consistent with the mine plan.
•	Copper sales volumes reached a quarterly record of 155,100 tonnes in the first quarter, an increase of 48,900 tonnes compared with the same period last year. Sales exceeded production for the quarter, primarily at QB, with the shipment of inventory carried over from 2025.
5	Teck Resources Limited 2026 First Quarter News Release

•	Zinc in concentrate sales volumes of 69,700 tonnes in the first quarter were 38,700 tonnes lower than the same period last year, as a result of lower sales from Red Dog, as anticipated. Zinc in concentrate sales volumes at Red Dog in Q1 2026 of 52,400 tonnes were above the high end of our previously disclosed guidance range.
•	On September 9, 2025, Teck and Anglo American plc (Anglo American) announced a merger of equals (the Merger) to form Anglo Teck, a global critical minerals champion headquartered in Canada. Both Anglo American and Teck believe the Merger will be highly attractive for their respective shareholders and stakeholders, enhancing portfolio quality, financial and operational resilience and strategic positioning. On December 9, 2025, shareholders of both Teck and Anglo American approved the Merger as required under the arrangement agreement. On December 15, 2025, Teck and Anglo American received regulatory approval from the Government of Canada under the Investment Canada Act (ICA) for the Merger. The Merger remains subject to customary closing conditions for a transaction of this nature, including regulatory approvals. The parties continue to work collaboratively toward securing the required approvals, advancing the transaction to completion, and progressing integration planning.
•	The current conflict in the Middle East brings some near-term cost and supply chain exposure for Teck, primarily through fuel price volatility, inflation of petrochemical derived inputs and second order inflationary impacts. We currently do not see significant risk of fuel supply disruption, though there could be an amplified impact on costs at our Chilean operations due to the requirement for diesel imports. We anticipate higher freight costs through Q2 2026, plus a flow-through increase in explosives costs, and we continue to actively monitor the situation for changes that could further disrupt markets, such as product export bans from key supply countries. The sensitivity of our EBITDA and cash flows to changes in Western Texas Intermediate (WTI) oil prices is outlined in our commodity price sensitivity table on page 25.
•	Through Q1 2026, industrial activity remained relatively robust across China, the US and Europe, supported by easing monetary and fiscal conditions and continued AI-related capex investment. However, prolonged oil supply disruption would be expected to materially tighten supply chains, with second-order effects amplifying into a broader systemic shock. Financial markets are beginning to price in these dynamics, with weaker growth expectations alongside higher inflation potentially creating a stagflationary impulse, compounded by tightening financial conditions to contain renewed inflation.
•	Beyond the initial market response, supply chain stress and potential government interventions could drive a rebound in copper and zinc demand through both corporate and strategic stockpiling. Over the longer term, sustained geopolitical risk is likely to increase inventory buffers and embed a higher risk premium, while reinforcing structurally positive drivers for copper through accelerated electrification, grid investment and energy security policies.
•	We continue to closely monitor the situation with regard to imposition of import tariffs by the United States, and reciprocal measures put in place by other countries. We sell refined zinc and lead, and specialty metals such as germanium, indium, and sulphur products from Canada into the United States from our Trail Operations in B.C. These products are compliant with the Canada-United States-Mexico Agreement (CUSMA).
6	Teck Resources Limited 2026 First Quarter News Release

Profit Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

Profit attributable to shareholders in the first quarter increased to $819 million, or $1.67 per share, compared to $370 million, or $0.74 per share, in the same period last year, driven by record quarterly copper sales volumes, higher commodity prices, including for by-products, and improved profitability at our Trail Operations due to our continued focus on cash flow generation including through our optimized feed strategy. These items were partially offset by the impact of the strengthening Canadian dollar in the quarter.

Adjusted profit attributable to shareholders1 in the first quarter, taking into account the items identified in the table below, was $858 million, or $1.75 per share, compared with $303 million, or $0.60 per share, in the same period last year. The most significant after-tax adjustment is a $32 million loss from changes to the carrying value of the financial liability associated with the preferential dividend stream to Corporación Nacional del Cobre de Chile (Codelco).

	Three months ended March 31,
(CAD$ in millions)	2026	2025
Profit attributable to shareholders	$819	$370
Add (deduct) on an after-tax basis:
QB variable consideration to Codelco	32	(50)
Environmental costs	1	6
Share-based compensation	18	10
Commodity derivatives	(9)	(20)
Tax items	—	(28)
Other	(3)	15
Adjusted profit attributable to shareholders1	$858	$303
Basic earnings per share	$1.67	$0.74
Diluted earnings per share	$1.67	$0.73
Adjusted basic earnings per share[1]	$1.75	$0.60
Adjusted diluted earnings per share[1]	$1.75	$0.60

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of settlement pricing adjustments. Pricing adjustments resulted in $26 million of after-tax gains attributable to shareholders ($38 million, before tax) in the first quarter, or $0.05 per share.

7	Teck Resources Limited 2026 First Quarter News Release

FINANCIAL OVERVIEW	Three months ended March 31,
(CAD$ in millions, except per share data)	2026	2025
Revenue and profit
Revenue	$3,943	$2,290
Gross profit	$1,715	$536
Gross profit before depreciation and amortization[1]	$2,201	$929
Profit before taxes	$1,336	$450
Adjusted EBITDA[1]	$2,088	$927
Profit attributable to shareholders	$819	$370
Cash flow
Cash flow from operations	$1,024	$(515)
Expenditures on property, plant and equipment	$593	$332
Capitalized stripping costs	$87	$61
Balance Sheet
Cash and cash equivalents	$5,427	$6,214
Total assets	$46,639	$45,893
Debt and lease liabilities, including current portion	$4,939	$5,450
Per share amounts
Basic earnings per share	$1.67	$0.74
Diluted earnings per share	$1.67	$0.73
Dividends declared per share	$0.125	$0.125
PRODUCTION, SALES AND PRICES
Production (000’s tonnes)
Copper[2]	140	106
Zinc in concentrate	120	137
Zinc – refined	74	58
Sales (000’s tonnes)
Copper[2]	155	106
Zinc in concentrate	70	108
Zinc – refined	65	57
Average prices and exchange rates
Copper (LME cash – US$/pound)	$5.83	$4.24
Zinc (LME cash – US$/pound)	$1.47	$1.29
Average exchange rate (CAD$ per US$1.00)	$1.37	$1.44

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation.
8	Teck Resources Limited 2026 First Quarter News Release

SEGMENTED RESULTS

Our revenue, gross profit, and gross profit before depreciation and amortization1 by reportable segments are summarized in the table below.

	Three months ended March 31,
(CAD$ in millions)	2026	2025
Revenue
Copper	$2,903	$1,510
Zinc	1,040	780
Total	$3,943	$2,290
Gross profit
Copper	$1,356	$343
Zinc	359	193
Total	$1,715	$536
Gross profit before depreciation and amortization[1]
Copper	$1,814	$704
Zinc	387	225
Total	$2,201	$929
Gross profit margins before depreciation and amortization[1]
Copper	62%	47%
Zinc	37%	29%

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
9	Teck Resources Limited 2026 First Quarter News Release

COPPER SEGMENT

	Three months ended March 31,
(CAD$ in millions)	2026	2025
Copper price (realized – US$/pound)	$5.78	$4.26
Production (000’s tonnes)[1]	140	106
Sales (000’s tonnes)[1]	155	106
Gross profit	$1,356	$343
Gross profit before depreciation and amortization2	$1,814	$704
Property, plant and equipment expenditures	$540	$277

Notes:

1.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our copper segment increased to $1.4 billion in the first quarter from $343 million in the same period last year (see table below), primarily due to significantly higher copper prices and higher copper sales volumes. Q1 2026 sales volumes at QB achieved a quarterly record and exceeded production with the shipment of inventory carried over from year-end 2025.

Copper production increased to 140,000 tonnes in the first quarter compared with 106,100 tonnes in the same period last year. The increase was due to higher production at QB, which had an extended shut-down in Q1 2025, higher throughput and grades at Highland Valley Copper, and higher grades at Antamina, both as expected in the mine plan. QB produced 55,500 tonnes of copper in the first quarter compared with 42,300 tonnes in the same period last year. In Q1 2026, the continued execution of the QB action plan resulted in higher throughput with enhanced reliability and consistency in plant operation supporting higher sustained operating rates.

10	Teck Resources Limited 2026 First Quarter News Release

The table below summarizes the change in gross profit in our copper segment for the quarter.

Gross Profit (CAD$ in millions)	Three months ended March 31,
As reported in the first quarter of 2025	$343
Increase (decrease):
Copper price realized	726
Smelter processing charges	61
Sales volumes	271
Unit operating costs	53
Transportation costs	(29)
Co-product and by-product contribution	102
Foreign exchange (CAD$/US$)	(74)
Depreciation	(97)
Net increase	$1,013
As reported in current quarter	$1,356

Property, plant and equipment expenditures in the first quarter totalled $540 million, including $284 million in sustaining capital. Sustaining capital included $232 million at QB, of which $149 million related to ongoing TMF development work. Growth capital of $256 million primarily related to the Highland Valley Copper Mine Life Extension (HVC MLE) project construction and development activities and Zafranal project work, outlined below.

Capitalized stripping costs were $83 million in the first quarter compared with $47 million in the same period last year. The increase relates to $34 million of capitalized stripping costs related to HVC MLE.

Markets

In the first quarter of 2026, LME copper prices increased 15.9% compared with the previous quarter and 37.5% over the same period last year, averaging US$5.83 per pound. This represented the second quarter in a row of all-time nominal highs in quarterly average prices, extending Q4 2025's price momentum. Even following a US$0.50 drop in price in March 2026 as the Middle East conflict dampened growth expectations, the LME cash price moved back above US$5.50/lb by quarter end, approximately 27% higher than levels seen at the end of March 2025. As with other exchange-traded metals, copper benefitted from positive financial market positioning in the quarter amid net asset rotation into commodities.

The copper concentrate market continues to see spot treatment and refining charges fall to new record lows. Higher acid prices and precious metal premia have supported smelter profitability in a market where concentrate availability continues to run well below the level that global smelters need to maintain historical operating rates. While we do anticipate 2026 will be a stronger year for copper mine supply growth, in part helped by higher prices, we expect this imbalance in copper concentrate to persist through 2026.

Given the dual expectations of rising inflation and slower growth, this is likely to dampen copper demand growth expectations for the coming year. However, March 2026 saw positive signs emerge from China, with a strong rebound in wire and cable fabricator operating rates and clear evidence of opportunistic purchasing as the price retreated from highs. We also note the Q1 2026 closure of the Strait of Hormuz is likely to support renewed global efforts for energy system resilience and electrification, which is supportive of the trend in copper demand. Moreover, the sharp upward movement in aluminum pricing serves to lower substitution risk in applications involving electrical and heat transfer.

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Global copper inventory held in exchange warehouses rose by around 450,000 tonnes in the first quarter, an increase over and above usual seasonality. With this, total on-exchange stocks reached almost 1.2 million tonnes at the end of March, the highest level since 2003. Including other reported stocks, copper inventory in weeks of consumption ended the quarter at 4.5 weeks, up from 3.2 weeks at the end of the fourth quarter and above the 20 year average of 3.5 weeks.

Operations

Quebrada Blanca

•	QB had strong production in Q1 2026, reflecting the continued focus on operational stability, and advancement of the TMF development work.
•	Q1 2026 copper production at QB was 55,500 tonnes, consistent with production in Q4 2025, despite a planned maintenance shutdown early in the quarter and a shorter operating month in February, indicating improved underlying production performance on a comparable basis. Strong performance was supported by higher throughput and consistent recoveries in March.
•	Q1 2026 molybdenum production at QB was 640 tonnes, reflecting another quarter of strong operational performance and process stability.
•	Throughput increased progressively during the quarter, supported by improved operational discipline and enhanced integration across mine and plant activities. The improvement in throughput in March confirms that the concentrator is operating as expected under stable conditions, with first-quarter variability primarily attributable to temporary system instability following the planned shutdown.
•	Record quarterly copper sales at QB of 70,300 tonnes were significantly higher than Q4 2025 and the same period last year. Sales volumes in Q1 2026 at QB exceeded production with the shipment of inventory carried over from year-end 2025.
•	In Q1 2026, development of the TMF progressed as planned and supported continuous operations, with the successful completion of Rock Bench 4. Overall TMF development performance remained stable and sand deposition rates improved during the quarter with continued improvement expected. In addition, we are continuing to progress Rock Bench 5, as planned.
•	Shiploader repairs at QB's port facility were completed at the end of January 2026. The first successful shipments were loaded in early February and normal operation of the shiploader has continued since that time.
•	Operating costs in the first quarter of US$321 million, before changes in inventory and capitalized stripping, were US$49 million higher than the same period last year mainly driven by higher contractor, energy and maintenance costs as a result of higher mining and processing activity.
•	QB net cash unit costs¹ of US$2.27 per pound in the first quarter decreased significantly compared to US$2.66 per pound in the same period last year, primarily due to higher copper sales volumes and favourable by-product credits.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
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Highland Valley Copper

Copper production of 40,200 tonnes in the first quarter was 10,700 tonnes higher than the same period last year. The increase was primarily due to increased mill throughput and higher grades, partially offset by lower recoveries, as mill feed continues to be dominated by softer ore from the Lornex pit in the first half of 2026.

Copper sales volumes of 40,600 tonnes in the first quarter were 10,100 tonnes higher than the same period last year, reflecting higher production levels in the quarter.

Operating costs in the first quarter of $255 million, before changes in inventory and capitalized stripping, were $33 million higher than the same period last year, driven primarily by higher energy, labour and contractor costs relating to increased material movement.

Capitalized stripping costs in the first quarter were $34 million compared with no capitalized stripping in the same period last year. Capitalized stripping costs have increased due to the waste stripping requirements associated with HVC MLE. Capitalized stripping activity is expected to ramp up over the course of the year as per the mine plan and is expected to be impacted by changes in WTI oil prices.

HVC MLE project

Construction activities continue to ramp up across multiple work fronts, supported by strong early productivity indicators, with construction progressing largely in line with plan. Notable developments include the commencement of construction of the new truck shop, substantial progress along the tailings corridor, and progressing the installation of pilings for the mill upgrades. Detailed engineering is over 90% complete and procurement is nearing completion with ongoing delivery of materials.

HVC MLE total project capital cost is estimated to be between $2.1 and $2.4 billion and is expected to be spent between 2025 and 2028, which is unchanged from our previous disclosures. HVC MLE project capital expenditures were $188 million in the first quarter of 2026 and we continue to expect 2026 project capital expenditures to be between $900 million–$1.2 billion.

Antamina

Copper production (100% basis) of 135,600 tonnes in the first quarter was 40,600 tonnes higher than the same period last year primarily due to higher grade copper-only ore, as expected in the mine plan. The mix of mill feed in the quarter was 59% copper-only ore and 41% copper-zinc ore, compared with 62% copper-only ore and 38% copper-zinc ore in the same period last year. Zinc production (100% basis) was 62,600 tonnes in the first quarter compared with 91,300 tonnes in the same period last year due to lower zinc grade and recoveries, as expected in the mine plan.

Operating costs in the first quarter, before changes in inventory and capitalized stripping, of US$116 million (22.5% share) were US$25 million higher than the same period last year primarily due to higher labour costs relating to operating bonuses.

Carmen de Andacollo

Copper production of 13,900 tonnes in the first quarter increased by 900 tonnes compared to the same period last year, driven by higher copper grades and recoveries.

Operating costs in the first quarter of US$64 million, before changes in inventory and capitalized stripping, were US$10 million higher than the same period last year due to higher contractors and labour costs.

13	Teck Resources Limited 2026 First Quarter News Release

Cost of Sales

Cost of sales was $1.5 billion in the first quarter compared with $1.2 billion in the same period last year. We recorded $458 million of depreciation and amortization expense in the first quarter compared with

$361 million in the same period last year. The increase in cost of sales and depreciation and amortization expense were primarily the result of higher sales volumes in the quarter.

Excluding QB, total cash unit costs1 in the first quarter were US$1.80 per pound compared to US$2.10 per pound in the same period last year primarily due to higher production and lower copper smelter processing charges, partially offset by higher operating costs at HVC and Antamina, as outlined above. Including QB, total cash unit costs1 in the first quarter were US$2.28 per pound compared to US$2.45 per pound in the same period last year. The benefit of higher production was partially offset by higher transportation costs at QB due to alternative shipping arrangements while the shiploader repairs were completed in January.

Excluding QB, net cash unit costs1 in the first quarter were US$1.30 per pound, or US$0.29 per pound lower than the same period last year primarily the result of the above mentioned factors. Including QB, net cash unit costs1 for the first quarter were US$1.74 per pound, US$0.27 per pound lower than the same period last year, as a result of increased silver and molybdenum by-product credits from QB.

The table below presents our copper unit costs including QB.

	Three months ended March 31,
(amounts reported in US$ per pound)	2026	2025
Adjusted cash cost of sales[1]	$2.31	$2.35
Smelter processing charges	(0.03)	0.10
Total cash unit costs1	$2.28	$2.45
Cash margin for by-products[1]	(0.54)	(0.44)
Net cash unit costs[1]	$1.74	$2.01

Outlook

Our 2026–2028 annual production and 2026 annual cost guidance for our copper segment is outlined in our guidance tables on pages 26–29 and is unchanged from our previously disclosed guidance.

Annual production plans are based on mine plans which contain normal grade variability and periodic planned maintenance shutdowns, which are reflected in our annual production guidance for our operations. In 2026, quarterly production is generally expected to be consistent quarter over quarter, but we expect slightly lower grades and recoveries at QB in the first half of 2026 based on the current mine plan. In the second half of 2026, grades and recoveries are expected to improve at QB. We also expect lower mill throughput and recoveries at HVC in the fourth quarter of 2026 as we process less Lornex ore and more ore from the Bethlehem and Highmont pits.

2026 sustaining capital expenditures in our copper segment are expected to be between $1.2–$1.3 billion. The 2026 guidance includes $390–$460 million for QB TMF development work, which is unchanged from our previous disclosures.

2026 capitalized stripping costs in our copper segment are expected to increase compared to 2025 to between $450–$550 million as stripping activities increase to enable HVC MLE where capitalized stripping costs are expected to remain at elevated levels through 2029.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
14	Teck Resources Limited 2026 First Quarter News Release

Our 2026 growth capital expenditure guidance of $1.3–$1.6 billion includes $900 million–$1.2 billion relating to HVC MLE. The remaining growth capital primarily relates to our other near-term copper growth projects including Zafranal, and is focused on advancing engineering, feasibility studies, and permitting.

Projects and Copper Growth

As previously disclosed, we are prioritizing capital and resources toward QB while advancing execution of HVC MLE. In parallel, we continue to advance our copper growth portfolio by progressing high-value projects toward sanction readiness. This includes advancing permitting, securing land access, and defining the business cases for Zafranal and San Nicolás. Feasibility studies, detailed engineering, and early works are underway to position these projects for future sanction decisions.

Zafranal

In 2026, the focus is on identifying, evaluating, and implementing opportunities to enhance the business case while preparing for a future sanction decision. Advanced works activities ceased during the first quarter of 2026, with contractors demobilized from site at the end of February 2026. Progress continues across key components, including additional exploration activities in the project area, permitting, land access, social and some technical activities to support the business case improvement process, based on an adjusted timeline.

Minas de San Nicolás

All actions related to the MIA-R (Environmental Impact Assessment) and ETJ (Land Use Change) permits have been completed, with regulatory decisions pending. In parallel, we continue to advance engineering on critical infrastructure to increase confidence in the feasibility study, further de-risk the execution strategy and position the project for a potential sanction decision, subject to receipt of permits. As at March 31, 2026, more than 40% of engineering had been completed, with progress expected to reach approximately 50% by mid-2026.

Drilling activities are continuing, with a focus on condemnation drilling and geological evaluation in proximity to the projected mine area.

15	Teck Resources Limited 2026 First Quarter News Release

ZINC SEGMENT

	Three months ended March 31,
(CAD$ in millions)	2026	2025
Zinc price (realized – US$/pound)	$1.48	$1.28
Production (000’s tonnes)
Refined zinc	74	58
Zinc in concentrate[1]	106	117
Sales (000’s tonnes)
Refined zinc	65	57
Zinc in concentrate[1]	55	91
Gross profit	$359	$193
Gross profit before depreciation and amortization[2]	$387	$225
Property, plant and equipment expenditures	$50	$51

Performance

Gross profit from our zinc segment of $359 million in the first quarter increased by $166 million compared to the same period last year. Higher zinc prices and higher by-product revenues at both Red Dog and Trail were partially offset by lower zinc sales volumes from Red Dog due to the timing of sales. Gross profit before depreciation and amortization2 at Trail improved significantly in the first quarter to $258 million from

$80 million in the same period last year and from $105 million in Q4 2025 due to the continued implementation of initiatives to enhance profitability and cash flow and higher by-product revenue related to silver and germanium.

Zinc production at Red Dog in the first quarter decreased by 10,600 tonnes from the same period last year to 106,200 tonnes, primarily due to lower grades, as expected in the mine plan. Red Dog's lead production of 21,600 tonnes decreased by 3,400 tonnes compared to the same period last year due to lower grades and recoveries. Zinc sales volumes from Red Dog of 52,400 tonnes in the first quarter were 38,400 tonnes lower than the same period last year, due to reduced production as expected in the mine plan and the timing of sales, but were above the high end of our previously disclosed guidance range of 40,000 to 50,000 tonnes.

Refined zinc production at Trail Operations in the first quarter was 73,800 tonnes, an increase of 15,500 tonnes compared to the same period last year as a result of the zinc electrolytic plant running at full capacity for most of this quarter compared to a year ago.

Notes:

1.	Represents production and sales from Red Dog. Excludes co-product zinc production from our 22.5% proportionate interest in Antamina.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
16	Teck Resources Limited 2026 First Quarter News Release

The table below summarizes the change in gross profit in our zinc segment for the quarter.

Gross Profit (CAD$ in millions)	Three months ended March 31,
As reported in the first quarter of 2025	$193
Increase (decrease):
Zinc price realized	34
Sales volumes	(58)
Unit operating costs	(29)
Co-product and by-product contribution	230
Royalties	12
Foreign exchange	(27)
Depreciation	4
Net increase	$166
As reported in current quarter	$359

Property, plant and equipment expenditures in the first quarter totalled $50 million, including $27 million for sustaining capital, of which $9 million relates to our Trail Operations and $18 million relates to our Red Dog Operations. The remainder of expenditures relate to our Red Dog mine life extension project.

Markets

Zinc prices on the LME in the first quarter of 2026 averaged US$1.47 per pound, representing a 2.4% increase from the previous quarter and a 14.0% increase from the first quarter of 2025. This represented the third consecutive quarter of rising average zinc prices.

The zinc concentrate market saw spot treatment charges continue to decline through the first quarter. This reflected a combination of rising by-product prices at smelters and growing disruptions to global mine supply. Following a rebound in 2025, global zinc mine production growth estimates for 2026 are now trending negative, with annual declines at a number of major operations. As a result, we anticipate the concentrate market to remain constrained by mine supply, though at present Chinese zinc concentrate imports remain well above year-ago levels.

Global reported zinc metal inventory cover remains low in weeks of consumption. However, those held in Shanghai Futures Exchange warehouses did rise to the highest level since 2022 at the end of the first quarter. Refined zinc demand for 2026 is expected to be broadly similar to that in 2025. North American zinc market demand remains relatively resilient, though physical premiums over LME cash did drift lower over the course of the first quarter.

17	Teck Resources Limited 2026 First Quarter News Release

Operations

Red Dog

Zinc production in the first quarter of 106,200 tonnes decreased from the 116,800 tonnes produced in the same period last year, primarily due to lower grades as expected in the mine plan. Lead production of 21,600 tonnes in the first quarter was lower than 25,000 tonnes produced in the same period last year, reflecting lower grades and recoveries.

Zinc sales volumes of 52,400 tonnes in the first quarter were 38,400 tonnes lower than the same period last year, due to reduced production as expected in the mine plan, and the timing of sales. Sales volumes in the first quarter were above the high end of our previously disclosed guidance range of 40,000 to 50,000 tonnes.

Operating costs, before changes in inventory, capitalized stripping and royalties of US$114 million in the first quarter, were in line with the same period last year as mill throughput remained consistent.

Red Dog Mine Life Extension (Red Dog MLE)

We are focused on the Red Dog MLE project, formerly known as the Red Dog Anarraaq and Aktigiruq Extension Program (AAEP), which is located in the Red Dog district in Alaska, where we have several high-quality opportunities located between 10 and 20 kilometres from our existing Red Dog Operations. The project is currently in the prefeasibility study stage. In 2026, we expect growth capital expenditures of between $200–$250 million, and are focused on completing the all-season road access, continuing drilling of the deposit and advancing the prefeasibility study.

Trail Operations

Refined zinc production of 73,800 tonnes in the first quarter was 15,500 tonnes higher than the same period last year as a result of the zinc electrolytic plant running at full capacity for most of this quarter compared to a year ago. Refined lead production was 23,300 tonnes in the first quarter, 300 tonnes higher than the same period last year. Production of by-products, such as silver and germanium, were consistent with the same period last year.

Our continued focus at Trail has been on improving its profitability and cash generation through prioritizing processing of residues over maximizing refined zinc production. Processing residues enables us to reduce concentrate purchase volumes in the low treatment charge environment, improving profitability. The benefit of these initiatives combined with improved pricing for by-products such as silver and germanium contributed to an increase in profitability in the first quarter compared to the same period last year and compared to Q4 2025. Building on our germanium expertise, in collaboration with the Canadian government, we are exploring options to increase our germanium production.

Operating costs, before changes in inventory, in the first quarter were $11 million or 8% higher than the same period last year at $154 million, primarily due to increased contractor and maintenance costs.

18	Teck Resources Limited 2026 First Quarter News Release

Cost of Sales

Cost of sales was $681 million in the first quarter compared with $587 million in the same period last year. The increase was primarily driven by increased concentrate purchase costs at Trail, offset by reduced sales volumes of zinc and lead concentrates from Red Dog, and lower royalty costs tied to the profitability of Red Dog.

Total cash unit costs1 for Red Dog were US$0.61 per pound in the first quarter, consistent with the same period last year. Net cash unit costs1 of US$0.41 per pound in the first quarter were US$0.18 per pound lower than the same period last year due to higher by-product credits driven by increased silver and germanium prices. Our first quarter 2026 net cash unit costs1 also reflect the normal seasonality of sales at Red Dog.

	Three months ended March 31,
(amounts reported in US$ per pound)	2026	2025
Adjusted cash cost of sales[1]	$0.52	$0.45
Smelter processing charges	0.09	0.16
Total cash unit costs[1]	$0.61	$0.61
Cash margin for by-products[1]	(0.20)	(0.02)
Net cash unit costs[1]	$0.41	$0.59

Outlook

Our 2026–2028 annual production and 2026 annual cost guidance for our zinc segment is outlined in our guidance tables on pages 26–29, and is unchanged from our previously disclosed guidance.

We will be completing required maintenance at our Trail Operations in the second quarter, which will require a shutdown of the lead circuit, as expected in our plans and our previously disclosed annual 2026 production guidance. As a result, we expect lower production of lead and other by-products in the second quarter, with minimal impact on refined zinc production.

As previously disclosed, grades at Red Dog are expected to reduce as the operation nears the end of mine life. We are currently mining in the Aqqaluk and Qanaiyaq pits, with the latter expected to be depleted in 2026. Higher than average precipitation events have caused slippage along a known fault in the Aqqaluk pit requiring mining in areas with lower grade, resulting in lower production of zinc in concentrate expected in 2026, 2027 and 2028, as reflected in our previously disclosed guidance.

We expect sales of zinc in concentrate at Red Dog to be in the range of 30,000 to 40,000 tonnes in the second quarter of 2026, reflecting seasonality of Red Dog sales.

2026 annual sustaining capital expenditures in our zinc segment are expected to be between $150–$200 million, similar with 2025. Capitalized stripping costs in 2026 are expected to decrease to $5–$10 million as Red Dog nears the end of mine life.

As outlined above, Red Dog MLE has several high-quality opportunities that could extend the mine life of Red Dog beyond 2032. The expected 2026 capital spend for these activities is $200–$250 million.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
19	Teck Resources Limited 2026 First Quarter News Release

OTHER OPERATING INCOME AND EXPENSES

Other operating income, net of other expense, was $6 million in the first quarter compared with $70 million of income in the same period last year. The change in the first quarter of 2026 was primarily due to $38 million of positive settlement pricing adjustments in the quarter compared to $106 million in the same period last year and $29 million of costs associated with our ongoing enterprise resource planning (ERP) system implementation in the quarter.

The table below outlines our outstanding receivable positions, which are valued using provisional prices at March 31, 2026 and December 31, 2025.

	Outstanding at March 31, 2026		Outstanding at December 31, 2025
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.
Copper	329	5.59	214	5.64
Zinc	104	1.47	189	1.41

Despite the decrease in copper price at the end of the first quarter of 2026 in comparison to the end of the fourth quarter of 2025, we recorded positive settlement pricing adjustments in the quarter due to significant copper sales in late March where the price was below the quarterly average. These sales resulted in positive settlement pricing adjustments and a lower realized price for the quarter of US$5.78 per pound compared to the average LME price of US$5.83 per pound.

In the first quarter, our total general and administration, and research and innovation costs were similar to the same period last year.

In the first quarter, our finance income was $46 million compared to $91 million in the same period last year. The decrease in finance income reflects lower interest earned due to reduced cash balances and lower interest rates, compared with the same period last year.

Finance expense includes the interest on our debt, QB project financing, advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (SMM/SC), and lease liabilities, as well as letters of credit and standby fees, the interest components of our pension obligations, and the accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. Our finance expense decreased to $218 million in the first quarter compared to $220 million in the same period last year, as we continue to reduce the QB project finance facility through scheduled semi-annual repayments.

Non-operating expense, net of non-operating income, was $81 million in the first quarter compared with

$76 million of income in the same period last year. The most significant item in the quarter was a $54 million loss relating to changes in the carrying value of the financial liability for the preferential dividend stream to Codelco compared to a $84 million gain in the same period last year.

Income Taxes

Provision for income and resource taxes was $527 million, or 39% of pre-tax profit. Our effective tax rate this quarter was higher than the Canadian statutory income tax rate of 27% primarily due to resource taxes. We expect our average long-term effective tax rate to be in the range of 39% to 41%, but quarterly and annual results may vary due to the relative amount of operating margins, the scope and timing of development expenditures for HVC and Red Dog MLE and other copper growth projects, certain corporate and finance expenses that are not deductible for resource tax purposes, the statutory tax rates in the jurisdictions in which we operate, and other factors. We are subject to and pay income and resource taxes in all jurisdictions that we operate in.

20	Teck Resources Limited 2026 First Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our strong balance sheet provides resilience to market uncertainty. As at March 31, 2026, our financial position and liquidity remained very strong. Our debt position, net debt (cash)2 and credit ratios are summarized in the table below.

	March 31, 2026		December 31, 2025
Term notes	$1,029		$1,029
QB senior limited recourse project finance facility	1,618		1,618
Lease liabilities	693		699
Antamina credit facilities	225		225
Less unamortized fees and discounts	(22)		(24)
Debt and lease liabilities (US$ in millions)	$3,543		$3,547

Debt and lease liabilities (Canadian $ equivalent)[1]	$4,939		$4,862
Less cash and cash equivalents	(5,427)		(5,012)
Net cash[2] (A)	$(488)		$(150)
Equity (B)	$27,206		$26,007
Net debt to net debt-plus-equity ratio2 (A/(A+B))	(2)%		(1)%
Net debt to adjusted EBITDA ratio[2]	(0.1	)x	—
Weighted average coupon rate on the term notes	5.6%		5.6%

Notes:

1.	Translated at period end exchange rates.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our liquidity was $9.8 billion as at April 22, 2026, including $5.7 billion of cash. Our cash balance increased by $415 million as of March 31, 2026 compared to December 31, 2025 due to strong cash flows generated by operations.

We returned $61 million to shareholders in the first quarter reflecting our regular base quarterly dividend. During the interim period prior to the closing of the Merger, the arrangement agreement restricts Teck from declaring or paying additional dividend amounts exceeding $0.125 per share per fiscal quarter without the prior approval of Anglo American. We have not executed share buybacks since July 25, 2025, as Teck is restricted from repurchasing securities under the Merger arrangement agreement, and we did not renew our normal course issuer bid in Q4 2025.

Teck maintains a limited recourse QB project financing facility with a remaining balance of US$1.6 billion at March 31, 2026. Pre-completion guarantees for the facility have been released upon achievement of project final completion in 2025.

21	Teck Resources Limited 2026 First Quarter News Release

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. Our US$3.0 billion committed revolving credit facility is a sustainability linked-facility, which involves pricing adjustments that are aligned with our sustainability performance and strategy. Our sustainability performance over the term of the facility is measured by greenhouse gas (GHG) intensity, percentage of women in Teck's workforce, and safety. This facility does not contain an earnings- or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. The only financial covenant under our bank agreements is a requirement for our adjusted net debt to capitalization ratio not to exceed 60%. That ratio was negative at March 31, 2026. Antamina maintains a US$1.0 billion loan agreement that matures in June of 2030. Our 22.5% share of the loan is US$225 million. The loan is non-recourse to us and to the other Antamina owners.

We also have various other uncommitted credit facilities, standby letters of credit and surety bonds that primarily secure our reclamation obligations. The amounts issued under these facilities totalled $2.6 billion at March 31, 2026. We may be required to post additional security in respect of reclamation at our operating sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

Operating Cash Flow

Cash flow from operating activities was a source of cash of $1.0 billion in Q1 2026, compared with a use of cash of $515 million in the same period last year. The improvement was primarily driven by higher profitability reflecting increased commodity prices, higher copper sales volumes, and lower smelter processing charges. Operating cash flows also benefited from lower income tax payments, as the same period last year included a final Canadian income tax instalment of $630 million, mainly related to earnings and proceeds from the disposition of the steelmaking coal business. These positive factors were partially offset by higher cash outflows related to working capital movements compared to the prior year.

Changes in working capital resulted in a use of cash of $834 million in Q1 2026, compared with a use of

$607 million in the same period last year, both periods reflecting the payment of the Red Dog NANA royalty due in the first quarter. The higher cash outflow in the current period also related to an increase in trade and settlement receivables of approximately $212 million, primarily due to higher commodity prices and higher sales late in the first quarter. As is typical, the first quarter includes a seasonal working capital outflow associated with the settlement of fourth-quarter and annual payments.

Investing Activities

Capital expenditures on property, plant and equipment were $593 million in Q1 2026, compared with $332 million in the same period last year, reflecting continued investment in sustaining operations and near-term copper growth. Sustaining capital expenditures were $311 million, up from $206 million in the same period last year. The largest components were at QB for $232 million, primarily for the TMF development and truck shop construction. Growth capital expenditures increased to $279 million, primarily consisting of $188 million related to the HVC MLE project and $49 million at Zafranal for project work, outlined above.

Capitalized stripping costs increased to $87 million in the first quarter compared with $61 million in the same period last year, reflecting stripping activities related to HVC MLE.

22	Teck Resources Limited 2026 First Quarter News Release

The table below summarizes our year-to-date capital spending for 2026.

($ in millions)	Sustaining	Growth	Corporate	Subtotal	Capitalized Stripping	Total
Copper[1]	$284	$256	$—	$540	$83	$623
Zinc	27	23	—	50	4	54
Corporate	—	—	3	3	—	3
	$311	$279	$3	$593	$87	$680

Note:

1.	Copper growth capital includes feasibility studies, advancing detailed engineering work, project execution planning, and progressing permitting for HVC MLE, San Nicolás and Zafranal as well as project execution for HVC MLE. We also expect to continue to progress our medium- to long-term portfolio options with prudent investments to advance the path to value including for NewRange, Galore Creek, Schaft Creek and NuevaUnión.

Financing Activities

Cash flow from financing activities in Q1 2026 included $52 million of interest paid, consistent with the same period last year, and $61 million paid in base quarterly dividends. Compared to the same period last year, no share repurchases were executed in Q1 2026, as the normal course issuer bid was not renewed following the announcement of the Merger. In Q1 2025, financing activities included open-market repurchases of US$15 million of public notes, $380 million of share buybacks and dividend payments of $63 million.

23	Teck Resources Limited 2026 First Quarter News Release

FINANCIAL RISK MANAGEMENT

Foreign exchange exposure

Sales of our products are denominated in U.S. dollars while a large portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso.

Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

U.S. dollar debt and hedging

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at March 31, 2026, approximately $700 million of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity price volatility and macroeconomic uncertainty

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including the imposition of tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce, which could affect our business and financial results.

Longer-term commodity outlook and risks

We remain confident in the longer-term outlook for our major commodities; however, ongoing uncertainty related to global economic growth, current geopolitical uncertainty, and the potential impact of monetary policy aimed at curtailing inflation in various jurisdictions, may have an impact on demand and prices for our commodities, on our suppliers and employees, and on global financial markets in the future, which could be material.

Tariffs and trade measures

We continue to closely monitor the situation with regard to imposition of import tariffs by the United States, and reciprocal measures put in place by other countries. We sell refined zinc and lead, and specialty metals such as germanium, indium, and sulphur products from Canada into the United States from our Trail Operations in B.C. These products are compliant with CUSMA.

Middle East conflict impacts and cost exposure

The current conflict in the Middle East brings some near-term cost and supply chain exposure for Teck, primarily through fuel price volatility, inflation of petrochemical derived inputs and second order inflationary impacts. We currently do not see significant risk of fuel supply disruption, though there could be an amplified impact on costs at our Chilean operations due to the requirement for diesel imports. We anticipate higher freight costs through Q2 2026, plus a flow-through increase in explosives costs, and we continue to actively monitor the situation for changes that could further disrupt markets, such as product export bans from key supply countries. The sensitivity of our EBITDA and cash flows to changes in WTI prices is outlined in our commodity price sensitivity table on page 25.

Through Q1 2026, industrial activity remained relatively robust across China, the US and Europe, supported by easing monetary and fiscal conditions and continued AI-related capex investment. However, prolonged oil supply disruption would be expected to materially tighten supply chains, with second-order effects amplifying into a broader systemic shock. Financial markets are beginning to price in these dynamics, with weaker growth expectations alongside higher inflation potentially creating a stagflationary impulse, compounded by tightening financial conditions to contain renewed inflation.

24	Teck Resources Limited 2026 First Quarter News Release

Beyond the initial market response, supply chain stress and potential government interventions could drive a rebound in copper and zinc demand through both corporate and strategic stockpiling. Over the longer term, sustained geopolitical risk is likely to increase inventory buffers and embed a higher risk premium, while reinforcing structurally positive drivers for copper through accelerated electrification, grid investment and energy security policies.

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, the permitting processes and the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation, may continue to have a moderating effect on the growth in future production for the industry as a whole.

The sensitivity of our annualized profit attributable to shareholders and adjusted EBITDA5 to changes in the Canadian/U.S. dollar exchange rate, commodity prices and WTI oil price, before pricing adjustments, based on our current balance sheet, our 2026 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.40, is as follows. Our U.S. dollar exchange sensitivity excludes foreign exchange gain/losses on our U.S. dollar cash and debt balances, and these amounts are excluded from our profit (loss) attributable to shareholders and adjusted EBITDA5 calculations in the table below.

	2026 Mid-Range Production Estimates[1]	Changes	Estimated Effect of Change on Profit Attributable to Shareholders[2] ($ in millions)	Estimated Effect on Adjusted EBITDA2 5 ($ in millions)
US$ exchange		CAD$0.01	$31	$60
Copper (000's tonnes)	492.5	US$0.01/lb.	$8	$14
Zinc (000's tonnes)[3]	665.0	US$0.01/lb.	$7	$9
WTI[4]		US$1/bbl	$4	$8

Notes:

1.	Production estimates are subject to change based on market and operating conditions.
2.	The effect on our profit attributable to shareholders and on adjusted EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit attributable to shareholders and adjusted EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.	Zinc includes 210,000 tonnes of refined zinc and 455,000 tonnes of zinc contained in concentrate.
4.	Our WTI oil price sensitivity takes into account the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.
5.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives that are recorded on our balance sheet at fair value, with gains and losses in each period included in other comprehensive income and profit for the period, as appropriate. The most significant of these instruments are marketable securities and metal-related forward contracts, including those embedded in our silver and gold streaming agreements and settlement receivables and payables. Some of our gains and losses on metal-related financial instruments are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

25	Teck Resources Limited 2026 First Quarter News Release

GUIDANCE

•	Our previously disclosed guidance for 2026 is unchanged.
•	Our annual guidance ranges below reflect our operating plans which incorporates defining ranges of outcomes for key inputs and value drivers and assessment and quantification of risks to establish production and cost ranges for each operation based on proven performance. The guidance ranges include known risks and uncertainties. Events such as extreme weather, unplanned or extended operational shutdowns and other disruptions could impact actual results beyond these estimates. Our unit costs are calculated based on production guidance volumes and variances from estimated production ranges will impact unit costs. Further details on the assumptions embedded in the production guidance ranges are outlined in the Outlook section of the Copper and Zinc Segments, noted above.
26	Teck Resources Limited 2026 First Quarter News Release

Production Guidance

The table below shows our share of production of our principal products for 2025, our guidance for production for 2026 and for the following two years.

Units in 000’s tonnes	2025	Guidance 2026	Guidance 2027	Guidance 2028
PRINCIPAL PRODUCTS
Copper1 2
Quebrada Blanca	190.0	200 – 235	240 – 275	220 – 255
Highland Valley Copper	127.1	115 – 135	135 – 155	100 – 120
Antamina	85.9	95 – 105	85 – 95	80 – 90
Carmen de Andacollo	50.5	45 – 55	45 – 55	35 – 45
	453.5	455 – 530	505 – 580	435 – 510
Zinc1 2 3
Red Dog	462.7	375 – 415	330 – 370	230 – 270
Antamina	102.3	35 – 45	35 – 45	45 – 55
	565.0	410 – 460	365 – 415	275 – 325
Refined zinc
Trail Operations	229.9	190 – 230	260 – 300	260 – 300

OTHER PRODUCTS
Lead[1]
Red Dog	107.0	70 – 90	60 – 80	50 – 65
Molybdenum1 2
Quebrada Blanca	1.9	2.8 – 3.4	4.7 – 5.6	5.3 – 6.3
Highland Valley Copper	1.4	1.5 – 1.8	1.8 – 2.0	3.0 – 3.4
Antamina	0.6	0.7 – 1.0	0.9 – 1.2	0.4 – 0.6
	3.9	5.0 – 6.2	7.4 – 8.8	8.7 – 10.3

Notes:

1.	Metal contained in concentrate.
2.	We include 100% of production from our Quebrada Blanca and Carmen de Andacollo mines in our production volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production from Antamina, representing our proportionate ownership interest.
3.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.
27	Teck Resources Limited 2026 First Quarter News Release

Sales Guidance

The table below shows our sales volumes for the last quarter and our sales guidance for the next quarter for zinc in concentrate sales at Red Dog.

	Q1 2026	Guidance Q2 2026
Zinc (000's tonnes)[1]
Red Dog	52	30 – 40

Note:

1.	Metal contained in concentrate.

Unit Cost Guidance

The table below shows our unit costs for selected products for 2025 and our unit cost guidance for selected principal products in 2026.

	2025	Guidance 2026
Copper[1]
Total cash unit costs[4] (US$/lb.)	2.55	2.25 – 2.55
Net cash unit costs3 4 (US$/lb.)	2.03	1.85 – 2.20
Zinc[2]
Total cash unit costs[4] (US$/lb.)	0.60	0.80 – 0.90
Net cash unit costs3 4 (US$/lb.)	0.33	0.65 – 0.75

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2026 assumes a zinc price of US$1.25 per pound, a molybdenum price of US$20 per pound, a silver price of US$36 per ounce, a gold price of US$3,375 per ounce, a Canadian/U.S. dollar exchange rate of $1.38 and a Chilean peso/U.S. dollar exchange rate of 925.
2.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2026 assumes a lead price of US$0.90 per pound, a silver price of US$36 per ounce and a Canadian/U.S. dollar exchange rate of $1.38. By-products include both by-products and co-products.
3.	After co-product and by-product margins.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
28	Teck Resources Limited 2026 First Quarter News Release

Capital Expenditure Guidance

The table below shows our capital expenditures for 2025 and our capital expenditure guidance for 2026.

(Teck’s share in CAD$ millions)	2025	Guidance 2026
Sustaining
Copper[1]	$895	$1,150 – 1,300
Zinc	126	150 – 200
	$1,021	$1,300 – 1,500
Growth
HVC MLE	$330	$900 – 1,200
Copper[2]	338	370 – 430
Zinc	133	200 – 250
	$801	$1,470 – 1,880
Total
Copper	$1,563	$2,420 – 2,930
Zinc	259	350 – 450
Corporate	16	10 – 20
Total before partner contributions	$1,838	$2,780 – 3,400
Partner contributions to capital expenditures	(250)	(300) – (350)
Total, net of partner contributions	$1,588	$2,480 – 3,050

Notes:

1.	The 2026 copper sustaining guidance includes $390–$460 million for QB TMF development work, which is unchanged from our previous disclosures.
2.	Copper growth capital guidance includes feasibility studies, advancing detailed engineering work, and progressing permitting for San Nicolás and Zafranal and project execution planning for San Nicolás. We also expect to continue to progress our medium- to long-term portfolio options with prudent investments to advance the path to value including for NewRange, Galore Creek, Schaft Creek and NuevaUnión.

Capital Expenditure Guidance – Capitalized Stripping

(Teck's share in CAD$ millions)	2025	Guidance 2026
Copper	$176	$450 – 550
Zinc	48	5 – 10
	$224	$455 – 560
29	Teck Resources Limited 2026 First Quarter News Release

QUARTERLY PROFIT (LOSS) AND CASH FLOW

		2025				2024
(in millions, except for share data)	2026 Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$3,943	$3,058	$3,385	$2,023	$2,290	$2,786	$2,858	$1,802	$1,619
Gross profit	1,715	990	660	471	536	542	478	418	169
Profit (loss) attributable to shareholders	819	544	281	206	370	399	(699)	363	343
Basic earnings (loss) per share	$1.67	$1.11	$0.58	$0.42	$0.74	$0.78	$(1.35)	$0.70	$0.66
Diluted earnings (loss) per share	$1.67	$1.11	$0.57	$0.41	$0.73	$0.78	$(1.35)	$0.69	$0.65
Cash flow from operations	$1,024	$1,259	$647	$88	$(515)	$1,288	$134	$1,326	$42

AREAS OF JUDGMENT AND CRITICAL ACCOUNTING ESTIMATES

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements include the assessment of impairment indicators, the determination of the available for use date for property, plant and equipment, accounting for joint arrangements, streaming transactions and the accounting for income taxes. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. Sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities, and the valuation of other assets and liabilities including decommissioning and restoration provisions. These areas of judgment and critical accounting estimates are consistent with those reported in our 2025 annual consolidated financial statements and Management's Discussion and Analysis.

30	Teck Resources Limited 2026 First Quarter News Release

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity

In December 2024, the IASB issued Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7. These amendments aimed to ensure that nature-dependent electricity contracts, where contractual features can expose a company to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions, are appropriately reflected in the financial statements. The amendments include clarifying the application of the “own use” requirements to these contracts in assessing whether derivative accounting is required, permitting hedge accounting if these contracts are used as hedging instruments and requiring new disclosures that discuss the effect of these contracts on a company’s financial performance and cash flows.

The amendments are effective for annual periods beginning on or after January 1, 2026 and adoption of these amendments did not have an effect on our condensed interim consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7. These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for periods beginning on or after January 1, 2026 and adoption of these amendments did not have a material effect on our condensed interim consolidated financial statements. For financial liabilities settled in cash using an electronic payment system, we applied the election to deem these financial liabilities to be discharged before the settlement date. The amendments have been applied retrospectively with no restatement of comparative information, in accordance with transition requirements on initial application of IFRS 9. The adjustment to the cash balance is reflected as an $8 million increase to the opening balance of cash and cash equivalents in the consolidated statement of cash flows.

31	Teck Resources Limited 2026 First Quarter News Release

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three main categories of operating, investing and financing, and by specifying certain defined totals and subtotals. An entity may use certain subtotals of income and expenses in public communications outside the financial statements to communicate management’s view of an aspect of the financial performance of the entity as a whole to users, and these subtotals are not specifically required by IFRS Accounting Standards. IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures (MPMs). IFRS 18 also provides additional guidance on principles of aggregation and disaggregation that apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income (loss) and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted.

We are continuing to assess and quantify the effect of this standard on our condensed interim consolidated financial statements. The standard is expected to result in changes to the presentation of our consolidated statements of income, by requiring all income and expenses to be classified into the three main categories of operating, investing and financing. Specifically, we anticipate changes to the presentation of certain income and expense items, for example, that foreign exchange gains and losses will be classified in the same category as the items that gave rise to the exchange difference, rather than being combined into one line. The cash flow statement will begin with the new IFRS 18-specified subtotal of operating profit. We will also have enhanced note disclosures on any identified MPMs, such as adjusted EBITDA. We expect to apply IFRS 18 on its effective date with full retrospective application, including restated comparative information.

OUTSTANDING SHARE DATA

As at April 22, 2026, there were 482.0 million Class B subordinate voting shares and 7.6 million Class A common shares outstanding. In addition, there were approximately 4.4 million share options outstanding with exercise prices ranging between $12.27 and $80.11 per share. More information on these instruments and the terms of their conversion is set out in Note 27 of our 2025 audited consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in our internal controls during the quarter ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

32	Teck Resources Limited 2026 First Quarter News Release

REVENUE AND GROSS PROFIT

Our revenue and gross profit by reportable segments are summarized in the tables below.

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2026	2025

REVENUE
Copper
Quebrada Blanca	$1,302	$558
Highland Valley Copper	779	433
Antamina	575	321
Carmen de Andacollo	247	198
	2,903	1,510

Zinc
Trail Operations	1,046	622
Red Dog	213	277
Other	2	2
Intra-segment revenue	(221)	(121)
	1,040	780
TOTAL REVENUE	$3,943	$2,290

GROSS PROFIT
Copper
Quebrada Blanca	$430	$(1)
Highland Valley Copper	451	103
Antamina	350	168
Carmen de Andacollo	125	72
Other	—	1
	1,356	343

Zinc
Trail Operations	257	80
Red Dog	101	107
Other	1	6
	359	193
TOTAL GROSS PROFIT	$1,715	$536

33	Teck Resources Limited 2026 First Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by reportable segments is summarized in the tables below.

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2026	2025

OPERATING COSTS
Copper
Quebrada Blanca	$535	$365
Highland Valley Copper	239	231
Antamina	124	73
Carmen de Andacollo	84	86
Other	—	(1)
	982	754

Zinc
Trail Operations	154	143
Red Dog	56	82
Other	1	(4)
	211	221
Total operating costs	$1,193	$975

TRANSPORTATION COSTS
Copper
Quebrada Blanca	$59	$17
Highland Valley Copper	17	12
Antamina	8	7
Carmen de Andacollo	6	8
	90	44

Zinc
Trail Operations	48	39
Red Dog	14	29
	62	68
Total transportation costs	$152	$112
34	Teck Resources Limited 2026 First Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2026	2025

RAW MATERIAL PURCHASES
Zinc concentrate purchases
Trail Operations	$586	$360
Intra-segment purchases	(221)	(121)
Total raw material purchases	$365	$239

ROYALTY COSTS
Copper
Antamina	$17	$8

Zinc
Red Dog	15	27
Total royalty costs	$32	$35

DEPRECIATION AND AMORTIZATION
Copper
Quebrada Blanca	$278	$177
Highland Valley Copper	72	87
Antamina	76	65
Carmen de Andacollo	32	32
	458	361

Zinc
Trail Operations	1	—
Red Dog	27	32
	28	32
Total depreciation and amortization	$486	$393
TOTAL COST OF SALES	$2,228	$1,754

35	Teck Resources Limited 2026 First Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2026	2025

Copper
Quebrada Blanca	$9	$10
Highland Valley Copper	34	—
Antamina	36	33
Carmen de Andacollo	4	4
	83	47

Zinc
Red Dog	4	14
Total	$87	$61

36	Teck Resources Limited 2026 First Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended March 31,
	2026	2025

Quebrada Blanca
Tonnes mined (000's)	14,465	14,133
Tonnes milled (000's)	11,370	8,428
Copper
Grade (%)	0.59	0.61
Recovery (%)	83.1	83.4
Production (000's tonnes)	55.5	42.3
Sales (000's tonnes)	70.3	41.3
Molybdenum
Production (000's tonnes)	0.6	0.3
Sales (000's tonnes)	0.6	0.3

Highland Valley Copper
Tonnes mined (000's)	22,818	19,884
Tonnes milled (000's)	12,086	10,201

Copper
Grade (%)	0.41	0.34
Recovery (%)	80.5	85.1
Production (000's tonnes)	40.2	29.5
Sales (000's tonnes)	40.6	30.5
Molybdenum
Production (000's tonnes)	0.4	0.4
Sales (000's tonnes)	0.5	0.4

37	Teck Resources Limited 2026 First Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended March 31,
	2026	2025

Antamina
Tonnes mined (000's)	54,819	51,529
Tonnes milled (000's)
Copper-only ore	8,007	8,175
Copper-zinc ore	5,776	4,965
	13,783	13,140
Copper[1]
Grade (%)	1.12	0.81
Recovery (%)	88.9	91.1
Production (000's tonnes)	135.6	95.0
Sales (000's tonnes)	133.2	84.1

Zinc[1]
Grade (%)	1.43	1.93
Recovery (%)	79.9	87.8
Production (000's tonnes)	62.6	91.3
Sales (000's tonnes)	65.6	78.2

Molybdenum
Production (000's tonnes)	0.4	1.8
Sales (000's tonnes)	0.2	1.9

Carmen de Andacollo
Tonnes mined (000's)	5,409	5,691
Tonnes milled (000's)	4,099	4,148
Copper
Grade (%)	0.39	0.37
Recovery (%)	87.5	85.6
Production (000's tonnes)	13.9	13.0
Sales (000's tonnes)	14.2	15.4

Gold[2]
Production (000’s ounces)	10.3	7.4
Sales (000’s ounces)	11.7	8.6

Notes:
1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
2.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

38	Teck Resources Limited 2026 First Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended March 31,
	2026	2025
Trail Operations
Concentrate treated (000’s tonnes)
Zinc	135	105
Lead	28	27
Refined metal production
Zinc (000's tonnes)	73.8	58.3
Lead (000's tonnes)	23.3	23.0
Silver (million ounces)	3.0	3.2
Gold (000's ounces)	6.1	7.0

Refined metal sales
Zinc (000's tonnes)	64.7	57.1
Lead (000's tonnes)	18.8	20.8
Silver (million ounces)	2.9	3.1
Gold (000's ounces)	6.8	7.6

Metal in concentrate sales
Zinc (000's tonnes)	2.5	—
Lead (000's tonnes)	1.3	—
Silver (million ounces)	0.6	—
Gold (000's ounces)	2.4	—

Red Dog
Tonnes mined (000's)	1,840	2,322
Tonnes milled (000's)	1,083	1,072
Zinc
Grade (%)	12.1	13.6
Recovery (%)	80.7	80.2
Production (000's tonnes)	106.2	116.8
Sales (000's tonnes)	52.4	90.8
Lead
Grade (%)	4.0	4.5
Recovery (%)	50.5	51.7
Production (000's tonnes)	21.6	25.0
Sales (000's tonnes)	—	—

39	Teck Resources Limited 2026 First Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our annual financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). Our interim financial results are prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34). This document refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted profit attributable to shareholders – For adjusted profit attributable to shareholders, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

Adjusted profit attributable to shareholders, EBITDA and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our reportable segments or overall operations.

Gross profit margins before depreciation and amortization – Gross profit margins before depreciation and amortization are gross profit before depreciation and amortization, divided by revenue for each respective reportable segment. We believe this measure assists us and readers to compare margins on a percentage basis among our reportable segments.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

40	Teck Resources Limited 2026 First Quarter News Release

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization, as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by- and co-products. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short- and long-term financial obligations.

Total debt – Total debt is the sum of debt plus lease liabilities, including the current portions of debt and lease liabilities.

Net debt (cash) – Net debt (cash) is total debt, less cash and cash equivalents. Net cash is the amount by which our cash balance exceeds our total debt balance.

Net debt to net debt-plus-equity ratio – Net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Net debt to adjusted EBITDA ratio – Net debt to adjusted EBITDA ratio is net debt divided by adjusted EBITDA for the 12 months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay the net debt.

Adjusted net debt to capitalization ratio – Adjusted net debt to capitalization ratio is net debt plus other financial obligations divided by the sum of total debt, equity attributable to shareholders of the company and other financial obligations.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit attributable to shareholders divided by average number of fully diluted shares in a period.

Total cash unit costs per pound –Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound – Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound – Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

41	Teck Resources Limited 2026 First Quarter News Release

Profit Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

	Three months ended March 31,
(CAD$ in millions)	2026	2025
Profit attributable to shareholders	$819	$370
Add (deduct) on an after-tax basis:
QB variable consideration to Codelco	32	(50)
Environmental costs	1	6
Share-based compensation	18	10
Commodity derivatives	(9)	(20)
Tax items	—	(28)
Other	(3)	15
Adjusted profit attributable to shareholders	$858	$303
Basic earnings per share	$1.67	$0.74
Diluted earnings per share	$1.67	$0.73
Adjusted basic earnings per share	$1.75	$0.60
Adjusted diluted earnings per share	$1.75	$0.60
42	Teck Resources Limited 2026 First Quarter News Release

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended March 31,
(Per share amounts)	2026	2025
Basic earnings per share	$1.67	$0.74
Add (deduct):
QB variable consideration to Codelco	0.07	(0.10)
Environmental costs	—	0.01
Share-based compensation	0.04	0.02
Commodity derivatives	(0.02)	(0.04)
Tax items	—	(0.06)
Other	(0.01)	0.03
Adjusted basic earnings per share	$1.75	$0.60

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended March 31,
(Per share amounts)	2026	2025
Diluted earnings per share	$1.67	$0.73
Add (deduct):
QB variable consideration to Codelco	0.07	(0.10)
Environmental costs	—	0.01
Share-based compensation	0.04	0.02
Commodity derivatives	(0.02)	(0.04)
Tax items	—	(0.05)
Other	(0.01)	0.03
Adjusted diluted earnings per share	$1.75	$0.60
43	Teck Resources Limited 2026 First Quarter News Release

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	(A) Twelve months ended December 31, 2025	(B) Three months ended March 31, 2025	(C) Three months ended March 31, 2026	(A-B+C) Twelve months ended March 31, 2026
Profit before taxes	$1,656	$450	$1,336	$2,542
Net finance expense	641	129	172	684
Depreciation and amortization	1,757	412	508	1,853
EBITDA	$4,054	$991	$2,016	$5,079
Add (deduct):
QB variable consideration to Codelco	(142)	(84)	54	(4)
Environmental costs	208	9	5	204
Share-based compensation	66	12	23	77
Commodity derivatives	(144)	(28)	(12)	(128)
Other	291	27	2	266
Adjusted EBITDA (D)	$4,333	$927	$2,088	$5,494
Total debt (E)	$4,862			$4,939
Net debt (cash) (F)	$(150)			$(488)
Debt to adjusted EBITDA ratio (E/D)	1.1			0.9
Net debt to adjusted EBITDA ratio (F/D)	—			(0.1)
Equity attributable to shareholders of the company (G)	$25,096			$26,265
Other financial obligations (H)	$18			$14
Adjusted net debt to capitalization ratio (F+H)/(E+G+H)	—			(0.02)

Reconciliation of Total Debt to Net Debt (Cash)

(CAD$ in millions)	March 31, 2026	December 31, 2025
Current portion of debt	$410	$403
Current portion of lease liabilities	196	169
Debt	3,563	3,501
Lease liabilities	770	789
Total debt	4,939	4,862
Less: cash and cash equivalents	(5,427)	(5,012)
Net debt (cash)	$(488)	$(150)
44	Teck Resources Limited 2026 First Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended March 31,
(CAD$ in millions)	2026	2025

Profit before taxes	$1,336	$450
Net finance expense	172	129
Depreciation and amortization	508	412

EBITDA	2,016	991

Add (deduct):
QB variable consideration to Codelco	54	(84)
Environmental costs	5	9
Share-based compensation	23	12
Commodity derivatives	(12)	(28)
Other	2	27
Adjusted EBITDA	$2,088	$927

45	Teck Resources Limited 2026 First Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended March 31,
(CAD$ in millions)	2026	2025

Gross profit	$1,715	$536
Depreciation and amortization[1]	486	393
Gross profit before depreciation and amortization	$2,201	$929

Reported as:
Copper
Quebrada Blanca	$708	$176
Highland Valley Copper	523	190
Antamina	426	233
Carmen de Andacollo	157	104
Other	—	1
	1,814	704

Zinc
Trail Operations	258	80
Red Dog	128	139
Other	1	6
	387	225
Gross profit before depreciation and amortization	$2,201	$929

Note:
1.	Depreciation and amortization recognized in cost of sales.

46	Teck Resources Limited 2026 First Quarter News Release

Reconciliation of Gross Profit Margins Before Depreciation and Amortization

	Three months ended March 31,
(CAD$ in millions)	2026	2025

Revenue
Copper (A)	$2,903	$1,510
Zinc (B)	1,040	780
Total	$3,943	$2,290

Gross profit before depreciation and amortization
Copper (C)	$1,814	$704
Zinc (D)	387	225
Total	$2,201	$929

Gross profit margins before depreciation and amortization
Copper (C/A)	62%	47%
Zinc (D/B)	37%	29%

47	Teck Resources Limited 2026 First Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended March 31,
(CAD$ in millions, except where noted)	2026	20251

Revenue as reported	$2,903	$1,510
Less:
By-product revenue (A)	(268)	(169)
Smelter processing charges (B)	(14)	32
Adjusted revenue	$2,621	$1,373

Cost of sales as reported	$1,547	$1,167
Less:
Depreciation and amortization	(458)	(361)
Inventory write-down	(4)	(7)
Labour settlement charges	(14)	(11)
By-product cost of sales (C)	(24)	(27)
Adjusted cash cost of sales (D)	$1,047	$761

Payable pounds sold (millions) (E)	330.1	225.9

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$3.17	$3.37
Smelter processing charges (B/E)	(0.04)	0.14
Total cash unit costs – CAD$/pound	$3.13	$3.51

Cash margin for by-products – ((A – C)/E)	(0.74)	(0.63)
Net cash unit costs – CAD$/pound	$2.39	$2.88

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.37	$1.44

Per unit amounts – US$/pound
Adjusted cash cost of sales	$2.31	$2.35
Smelter processing charges	(0.03)	0.10
Total cash unit costs – US$/pound	$2.28	$2.45
Cash margin for by-products	(0.54)	(0.44)
Net cash unit costs – US$/pound	$1.74	$2.01

Note:
1.	Average period exchange rates are used to convert to US$ per pound equivalent.

48	Teck Resources Limited 2026 First Quarter News Release

Copper Unit Cost Reconciliation, QB

	Three months ended March 31,
(CAD$ in millions, except where noted)	2026	2025

Revenue as reported	$2,903	$1,510
Less:
Highland Valley Copper revenue as reported	(779)	(433)
Antamina revenue as reported	(575)	(321)
Carmen de Andacollo revenue as reported	(247)	(198)
By-product revenue (A)	(119)	(41)
Smelter processing charges (B)	3	14
Adjusted revenue	$1,186	$531

Cost of sales as reported	$1,547	$1,167
Less: Highland Valley Copper cost of sales as reported	(328)	(330)
Less: Antamina cost of sales as reported	(225)	(153)
Less: Carmen de Andacollo cost of sales as reported	(122)	(126)
Less: Other cost of sales as reported	—	1
	$872	$559
Less:
Depreciation and amortization	(278)	(177)
Inventory write-down	—	(7)
Labour settlement charges	(11)	(11)
Adjusted cash cost of sales (D)	$583	$364

Payable pounds sold (millions) (E)	149.5	87.9

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$3.90	$4.14
Smelter processing charges (B/E)	0.02	0.16
Total cash unit costs – CAD$/pound	$3.92	$4.30

Cash margin for by-products – (A/E)	(0.80)	(0.47)
Net cash unit costs – CAD$/pound	$3.12	$3.83

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.37	$1.44

Per unit amounts – US$/pound
Adjusted cash cost of sales	$2.84	$2.88
Smelter processing charges	0.01	0.11
Total cash unit costs – US$/pound	$2.85	$2.99

Cash margin for by-products	(0.58)	(0.33)
Net cash unit costs – US$/pound	$2.27	$2.66

Notes:
1.	Average period exchange rates are used to convert to US$ per pound equivalent.
49	Teck Resources Limited 2026 First Quarter News Release

Copper Unit Cost Reconciliation, Excluding QB

	Three months ended March 31,
(CAD$ in millions, except where noted)	2026	2025

Revenue as reported	$2,903	$1,510
Less:
Quebrada Blanca revenue as reported	(1,302)	(558)
By-product revenue (A)	(149)	(128)
Smelter processing charges (B)	(17)	18
Adjusted revenue	$1,435	$842

Cost of sales as reported	$1,547	$1,167
Less: Quebrada Blanca cost of sales as reported	(872)	(559)
	$675	$608
Less:
Depreciation and amortization	(180)	(184)
Inventory write-down	(4)	—
Labour settlement charges	(3)	—
By-product cost of sales (C)	(24)	(27)
Adjusted cash cost of sales (D)	$464	$397

Payable pounds sold (millions) (E)	180.6	138.0

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$2.57	$2.88
Smelter processing charges (B/E)	(0.09)	0.13
Total cash unit costs – CAD$/pound	$2.48	$3.01

Cash margin for by-products – ((A – C)/E)	(0.69)	(0.73)
Net cash unit costs – CAD$/pound	$1.79	$2.28

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.37	$1.44

Per unit amounts – US$/pound
Adjusted cash cost of sales	$1.87	$2.01
Smelter processing charges	(0.07)	0.09
Total cash unit costs – US$/pound	$1.80	$2.10

Cash margin for by-products	(0.50)	(0.51)
Net cash unit costs – US$/pound	$1.30	$1.59

Note:
1.	Average period exchange rates are used to convert to US$ per pound equivalent.
50	Teck Resources Limited 2026 First Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended March 31,
(CAD$ in millions, except where noted)	2026	2025

Revenue as reported	$1,040	$780
Less:
Trail Operations revenue as reported	(1,046)	(622)
Other revenue as reported	(2)	(2)
Add back: Intra-segment revenue as reported	221	121
	$213	$277
By-product revenue (A)	(27)	(5)
Smelter processing charges (B)	12	39
Adjusted revenue	$198	$311

Cost of sales as reported	$681	$587
Less:
Trail Operations cost of sales as reported	(789)	(542)
Other cost of sales as reported	(1)	4
Add back: Intra-segment purchases as reported	221	121
	$112	$170
Less:
Depreciation and amortization	(27)	(32)
Royalty costs	(15)	(27)
By-product cost of sales (C)	—	—
Adjusted cash cost of sales (D)	$70	$111

Payable pounds sold (millions) (E)	98.1	170.1

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.72	$0.65
Smelter processing charges (B/E)	0.12	0.23
Total cash unit costs – CAD$/pound	$0.84	$0.88
Cash margin for by-products – ((A - C)/E)	(0.28)	(0.03)
Net cash unit costs – CAD$/pound	$0.56	$0.85

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.37	$1.44

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.52	$0.45
Smelter processing charges	0.09	0.16
Total cash unit costs – US$/pound	$0.61	$0.61
Cash margin for by-products	(0.20)	(0.02)
Net cash unit costs – US$/pound	$0.41	$0.59

Notes:
1.	Red Dog Mining Operations.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.
51	Teck Resources Limited 2026 First Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “can”, “could”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “would”, “project”, “predict”, “likely”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy, including being a pure-play energy transition metals company; anticipated global and regional supply, demand and market outlook for our commodities; our business, assets, and strategy going forward, including with respect to future and ongoing project development; our expectations with respect to a disciplined execution of our business plans and enhanced integration across mine and plant activities; our ability to complete the Merger with Anglo American, including timing of completion, the ability to meet customary closing conditions and our ability to receive applicable approvals; our expectations with respect to the Merger with Anglo American and integration planning; our ability to achieve operational resilience and corporate synergies with Anglo American, including the potential synergies between QB and Collahuasi; our ability to execute our copper growth strategy in a value accretive manner; the timing and format of any cash returns to shareholders; our expectations regarding cost, timing and completion of HVC MLE; our expectations regarding cost, timing and completion of TMF development initiatives and installation of remaining permanent tailings infrastructure and water management at our QB operations; our expectations regarding improved sand drainage; our expectations with respect to improved recoveries at QB and achieve design rates in the mine, concentrator and molybdenum plant; the continued consistent production and future optimization of our QB operations; our expectations with respect to the normal operation of the shiploader; the occurrence and length of any potential downtime at our operations; our expectations with respect to operations at Carmen de Andacollo; our expectations with respect to Teck's updated operating strategy and production at Trail; our expectations with respect to the production and sales volume at Red Dog; our expectations with respect to potential shipping disruptions; potential raw material constraints on our business; our expectations with respect to the occurrence, timing and length of required maintenance shutdowns and equipment replacement; expectations regarding inflationary pressures and our ability to manage controllable operating expenditures, including potential government intervention; the uncertainty surrounding the status of various worldwide tariffs and their impact on the mining industry; expectations with respect to the potential impact of any tariffs, countervailing duties or other trade restrictions, including the impact on trade flows, demand for our products and general economic conditions and our ability to manage our sale arrangements to minimize any impacts or maintain compliance with any exemptions provided; our expectations with respect to geopolitical risk and the impact on trade, including the conflict in the Middle East, the closure of the Strait of Hormuz, supply chain disruptions, government interventions and oil cost increases and supply disruptions; our expectations with respect to future transportation and freight costs; our expectations with respect to execution of our copper growth strategy, including the timing and occurrence of any sanction decisions and prioritization and amount of planned growth capital expenditures; expectations regarding advancement of our copper growth portfolio projects, including advancement of study, permitting, execution planning, detailed engineering and design, risk mitigation, and advanced early works, community and Indigenous engagement, completion of updated cost estimates, tendering processes, and timing for receipt of permits related to QB optimization, QB Asset Expansion, the Red Dog MLE, the HVC MLE, San Nicolás, and Zafranal projects, as applicable; our expectations with respect to the timing of completion and cost of the HVC MLE; our expectations and results with respect to the royalties on our operations; expectations with respect to timing and outcome of the regulatory approvals process for our copper growth projects; expectations for copper growth capital expenditures to progress our medium- to long-term projects, including Galore Creek, Schaft Creek, NewRange, and NuevaUnion; our expectations regarding safety rates at our operations; expectations regarding our effective tax rate; expectations regarding after-tax impairments; liquidity and availability of borrowings under our credit facilities; requirements to post and our ability to obtain additional credit for posting security for reclamation at our sites; expectations for our general and administration and

52	Teck Resources Limited 2026 First Quarter News Release

research and innovation costs and costs related to the enterprise resource planning system; profit and loss expectations; our expectations with respect to potential results of any litigation, arbitration or regulatory action; copper price market trends and expectations; our expectations with respect to foreign demand for our materials; our ability to continue to declare dividends; mineral grades; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized stripping, operating outlook, and other guidance under the headings “Guidance” and "Outlook" and as discussed elsewhere in the various reportable segment sections; our expectations regarding inflationary pressures and increased key input costs; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These forward-looking statements are based on the information available at the time those statements are made and are of good faith belief of the officers and directors of Teck as of the time with respect to future events and are subject to a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; the completion of the Merger with Anglo American and integration planning with Anglo American; the potential corporate synergies between Anglo American and Teck; acts of foreign or domestic governments and the outcome of legal proceedings; the imposition of tariffs, import or export restrictions, or other trade barriers or retaliatory measures by foreign or domestic governments; the continued operation of QB in accordance with our expectations; our ability to advance TMF development initiatives as expected and the occurrence and length of any potential maintenance downtime; expectations with respect to the normal operation of the shiploader at QB; expectations and assumptions with respect to HVC MLE capital cost estimate and expected project economics; the timing and completion of the HVC MLE; the possibility that our business may not perform as expected or in a manner consistent with historical performance; the supply and demand for, deliveries of, and the level and volatility of prices of copper and zinc and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine life extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; our ability to improve or maintain the annual HPI frequency rate at Teck-controlled operations; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and statutory and effective tax rates; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; favourable weather conditions for shipment and operations; the resolution of environmental, regulatory and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production

53	Teck Resources Limited 2026 First Quarter News Release

costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings, including indemnification claims; ability for Teck to satisfy all conditions precedent for closing of the Merger; ability for Teck to receive necessary approvals to complete the Merger; costs related to the Merger; the imposition of tariffs, import or export restrictions, or other trade barriers or retaliatory measures by foreign or domestic governments; geopolitical uncertainty and conflict; industry growth uncertainty; supply chain disruptions, including closure of certain trade routes; fuel price and supply volatility; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment); government action or delays in the receipt of government approvals; changes in royalty or tax rates; industrial disturbances or other job action; adverse weather conditions; unanticipated events related to health, safety and environmental matters; union labour disputes; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; changes in laws and mining regulations; potential changes to CUSMA; changes in Canadian property law and ownership title; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is dependent upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Ongoing monitoring may reveal unexpected environmental conditions at our operations and projects that could require additional remedial measures. Production at our QB and Red Dog Operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2025 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our material properties was reviewed, approved and verified by Jason Sangha, P.Eng., Vice President, Technical & Planning, an officer of Teck and a Qualified Person as defined under National Instrument 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q1/2026 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on April 23, 2026. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

54	Teck Resources Limited 2026 First Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2026 (Unaudited)

Teck Resources Limited

Consolidated Statements of Income

(Unaudited)

	Three months ended March 31,
(CAD$ in millions, except for share data)	2026	2025
Revenue (Note 4)	$3,943	$2,290

Cost of sales	(2,228)	(1,754)
Gross profit	1,715	536

Other operating income (expenses)
General and administration	(76)	(72)
Exploration	(18)	(23)
Research and innovation	(4)	(10)
Other operating income (expense) (Note 5)	6	70
Profit from operations	1,623	501
Finance income	46	91
Finance expense (Note 6)	(218)	(220)
Non-operating income (expense) (Note 7)	(81)	76
Share of profit (loss) of joint venture and associate	(34)	2
Profit before taxes	1,336	450
Provision for income taxes	(527)	(137)
Profit for the period	$809	$313

Profit (loss) attributable to:
Shareholders of the company	$819	$370
Non-controlling interests	(10)	(57)
Profit for the period	$809	$313

Earnings per share
Basic	$1.67	$0.74
Diluted	$1.67	$0.73
Weighted average shares outstanding (millions)	489.2	503.3
Weighted average diluted shares outstanding (millions)	490.9	505.3
Shares outstanding at end of period (millions)	489.6	500.3

56	Teck Resources Limited 2026 First Quarter News Release

Teck Resources Limited

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2026	2025
Profit for the period	$809	$313

Other comprehensive income (loss) for the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $2 and $nil)	404	(16)
Change in fair value of debt securities (net of taxes of $nil and $nil)	1	2
	405	(14)
Items that will not be reclassified to profit
Change in fair value of marketable equity securities (net of taxes of $(4) and $(1))	27	4
Remeasurements of retirement benefit plans (net of taxes of $8 and $1)	(19)	7
	8	11
Total other comprehensive income (loss) for the period	413	(3)
Total comprehensive income for the period	$1,222	$310

Total comprehensive income attributable to:
Shareholders of the company	$1,192	$184
Non-controlling interests	30	126
	$1,222	$310

57	Teck Resources Limited 2026 First Quarter News Release

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2026	2025
Operating activities
Profit for the period	$809	$313
Depreciation and amortization	508	412
Provision for income taxes	527	137
Gain on disposal of assets	(62)	(8)
Net finance expense	172	129
Income taxes paid	(157)	(697)
Expenditures on decommissioning and restoration provisions (DRPs)	(19)	(14)
QB variable consideration to Codelco	54	(84)
Foreign exchange gains	(16)	(1)
Embedded derivatives and other	42	(95)
Net change in non-cash working capital items	(834)	(607)
	1,024	(515)
Investing activities
Expenditures on property, plant and equipment	(593)	(332)
Capitalized stripping costs	(87)	(61)
Expenditures on investments and other assets	(9)	(19)
Proceeds from sale of investments and other assets	58	44
Proceeds from interest and dividend income	43	61
	(588)	(307)
Financing activities
Redemption, purchase or repayment of debt	—	(22)
Repayment of lease liabilities	(34)	(26)
Interest and finance charges paid	(52)	(55)
Issuance of Class B subordinate voting shares	34	8
Purchase and cancellation of Class B subordinate voting shares	—	(380)
Dividends paid	(61)	(63)
Settlement of other liabilities	(10)	(5)
	(123)	(543)
Increase (decrease) in cash and cash equivalents	313	(1,365)
Effect of exchange rate changes on cash and cash equivalents	94	(8)

January 1, 2026 opening balance prior to restatement for IFRS 9 amendments	5,012	—
Adjustment on adoption of IFRS 9 amendments for 2025 outstanding cheques on January 1, 2026 (Note 2)	8	—
Cash and cash equivalents at beginning of period	5,020	7,587
Cash and cash equivalents at end of period	$5,427	$6,214

58	Teck Resources Limited 2026 First Quarter News Release

Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

(CAD$ in millions)	March 31, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	$5,427	$5,012
Current income taxes receivable	206	317
Trade and settlement receivables	2,776	2,564
Inventories	2,795	2,748
Prepaids and other current assets	529	523
	11,733	11,164
Financial assets	1,123	1,058
Investment in joint venture and associate	1,221	1,231
Property, plant and equipment	30,330	29,721
Intangible assets	156	169
Deferred income tax assets	913	931
Goodwill	429	421
Other assets	734	741
	$46,639	$45,436
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$2,943	$3,404
Current portion of debt (Note 8)	410	403
Current portion of lease liabilities	196	169
Current income taxes payable	361	182
Current portion of provisions	233	245
	4,143	4,403
Debt (Note 8)	3,563	3,501
Lease liabilities	770	789
QB advances from SMM/SC (Note 9)	4,826	4,745
Deferred income tax liabilities	2,483	2,460
Retirement benefit liabilities	362	351
Provisions	2,397	2,340
Financial and other liabilities	889	840
	19,433	19,429
Equity
Attributable to shareholders of the company	26,265	25,096
Attributable to non-controlling interests	941	911
	27,206	26,007
	$46,639	$45,436

59	Teck Resources Limited 2026 First Quarter News Release

Teck Resources Limited

Consolidated Statements of Changes in Equity

(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2026	2025
Class A common shares	$6	$6
Class B subordinate voting shares
Beginning of period	6,224	6,435
Share repurchases	—	(84)
Issued on exercise of options	46	11
End of period	6,270	6,362
Retained earnings
Beginning of period	17,451	17,061
Profit for the period attributable to shareholders of the company	819	370
Dividends paid	(61)	(63)
Share repurchases	—	(305)
Remeasurements of retirement benefit plans	(19)	7
End of period	18,190	17,070
Contributed surplus
Beginning of period	185	178
Share option compensation expense (Note 10(a))	4	4
Transfer to Class B subordinate voting shares on exercise of options	(12)	(3)
End of period	177	179
Accumulated other comprehensive income attributable to shareholders of the company
Beginning of period	1,230	2,397
Other comprehensive income (loss)	373	(186)
Remeasurements of retirement benefit plans recorded in retained earnings	19	(7)
End of period	1,622	2,204
Non-controlling interests
Beginning of period	911	1,019
Loss for the period attributable to non-controlling interests	(10)	(57)
Other comprehensive income attributable to non-controlling interests	40	183
End of period	941	1,145
Total equity	$27,206	$26,966

60	Teck Resources Limited 2026 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements except for certain amendments disclosed in Note 2. On April 22, 2026, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2.	NEW IFRS ACCOUNTING STANDARDS AND AMENDMENTS

Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity

In December 2024, the IASB issued Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7. These amendments aimed to ensure that nature-dependent electricity contracts, where contractual features can expose a company to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions, are appropriately reflected in the financial statements. The amendments include clarifying the application of the “own use” requirements to these contracts in assessing whether derivative accounting is required, permitting hedge accounting if these contracts are used as hedging instruments and requiring new disclosures that discuss the effect of these contracts on a company’s financial performance and cash flows.

The amendments are effective for annual periods beginning on or after January 1, 2026 and adoption of these amendments did not have an effect on our condensed interim consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7. These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for periods beginning on or after January 1, 2026, and adoption of these amendments did not have a material effect on our condensed interim consolidated financial statements. For financial liabilities settled in cash using an electronic payment system, we applied the election to deem these financial liabilities to be discharged before the settlement date. The amendments have been applied retrospectively with no restatement of comparative information, in accordance with transition requirements on initial application of IFRS 9. The adjustment to the cash balance is reflected as an $8 million increase to the opening balance of cash and cash equivalents in the consolidated statement of cash flows.

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Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

2.	NEW IFRS ACCOUNTING STANDARDS AND AMENDMENTS, continued

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three main categories of operating, investing and financing, and by specifying certain defined totals and subtotals. An entity may use certain subtotals of income and expenses in public communications outside the financial statements to communicate management’s view of an aspect of the financial performance of the entity as a whole to users, and these subtotals are not specifically required by IFRS Accounting Standards. IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures (MPMs). IFRS 18 also provides additional guidance on principles of aggregation and disaggregation that apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income (loss) and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted.

We are continuing to assess and quantify the effect of this standard on our condensed interim consolidated financial statements. The standard is expected to result in changes to the presentation of our consolidated statements of income, by requiring all income and expenses to be classified into the three main categories of operating, investing and financing. Specifically, we anticipate changes to the presentation of certain income and expense items, for example, that foreign exchange gains and losses will be classified in the same category as the items that gave rise to the exchange difference, rather than being combined into one line. The cash flow statement will begin with the new IFRS 18-specified subtotal of operating profit. We will also have enhanced note disclosures on any identified MPMs, such as adjusted EBITDA. We expect to apply IFRS 18 on its effective date with full retrospective application, including restated comparative information.

3.	PROPOSED TECK AND ANGLO AMERICAN MERGER

On September 9, 2025, we entered into an arrangement agreement with Anglo American plc (Anglo American) with respect to a proposed merger of equals between the two companies (the Merger). The Merger will be implemented by means of a plan of arrangement pursuant to which Anglo American will issue 1.3301 ordinary shares for each outstanding Teck Class A common share and Class B subordinate voting share.

On December 9, 2025, shareholders of both Teck and Anglo American approved the Merger as required under the arrangement agreement. On December 15, 2025, Teck and Anglo American received regulatory approval from the Government of Canada under the Investment Canada Act for the Merger.

The Merger remains subject to customary closing conditions for a transaction of this nature, including regulatory approvals.

As the transaction had not closed as at March 31, 2026, no adjustments for the proposed Merger have been recognized in our consolidated financial statements. Transaction-related costs incurred to date have been expensed and are presented as part of non-operating income (expense).

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Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

4.	REVENUE

The following table shows our revenue disaggregated by major product type and by reportable segment (Note 11).

A reportable segment can have revenue from more than one commodity, as it can include an operation that produces more than one product. Intra-segment revenue is accounted for at current market prices as if the sales were made to arm’s-length parties and are eliminated on consolidation.

(CAD$ in millions)	Three months ended March 31, 2026
	Copper	Zinc	Total
Copper	$2,635	$—	$2,635
Zinc	56	512	568
Silver	90	420	510
Lead	—	53	53
Molybdenum	83	—	83
Germanium	—	121	121
Gold	39	62	101
Fertilizers and other	—	93	93
Intra-segment	—	(221)	(221)
	$2,903	$1,040	$3,943

(CAD$ in millions)	Three months ended March 31, 2025
	Copper	Zinc	Total
Copper	$1,341	$—	$1,341
Zinc	62	535	597
Silver	26	148	174
Lead	2	58	60
Molybdenum	63	—	63
Germanium	—	42	42
Gold	16	31	47
Fertilizers and other	—	87	87
Intra-segment	—	(121)	(121)
	$1,510	$780	$2,290

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Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

5.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(CAD$ in millions)	2026	2025
Settlement pricing adjustments	$38	$106
Share-based compensation (Note 10(a))	(23)	(12)
Environmental costs and remeasurement of DRPs for closed operations	(5)	(9)
Care and maintenance costs	(9)	(11)
Social responsibility and donations	(9)	(7)
Gain on disposal of assets	62	8
Fixed assets and equipment write-off	(10)	(3)
Commodity derivatives	12	28
Enterprise systems	(29)	(3)
Depreciation of corporate assets	(21)	(18)
Other	—	(9)
	$6	$70

6.	FINANCE EXPENSE

	Three months ended March 31,
(CAD$ in millions)	2026	2025
Debt interest	$25	$26
Interest on QB project financing	33	40
Interest on advances from SMM/SC	91	88
Interest on lease liabilities	13	13
Letters of credit and standby fees	5	6
Accretion on decommissioning and restoration provisions	38	37
Accretion on other liabilities	13	13
Other	5	3
	223	226
Less capitalized borrowing costs	(5)	(6)
	$218	$220

7.	NON-OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(CAD$ in millions)	2026	2025
QB variable consideration to Codelco	$(54)	$84
Foreign exchange gains	16	1
Other	(43)	(9)
	$(81)	$76

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Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

8.	DEBT

($ in millions)	March 31, 2026			December 31, 2025
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
3.9% notes due July 2030 (a)	$142	$194	$197	$142	$192	$194
6.125% notes due October 2035 (a)	179	265	247	179	264	243
6.0% notes due August 2040 (a)	190	269	264	190	268	259
6.25% notes due July 2041 (a)	243	342	335	243	338	329
5.2% notes due March 2042	167	204	230	167	204	226
5.4% notes due February 2043	108	138	149	108	139	147
	1,029	1,412	1,422	1,029	1,405	1,398
QB project financing facility (b)	1,618	2,304	2,237	1,618	2,276	2,197
Antamina loan agreement (c)	225	314	314	225	309	309
	$2,872	$4,030	$3,973	$2,872	$3,990	$3,904
Less current portion of debt	(294)	(410)	(410)	(294)	(403)	(403)
	$2,578	$3,620	$3,563	$2,578	$3,587	$3,501

The fair values of debt are determined using market values if available, which are considered Level 1 fair value measurements on the fair value hierarchy. If market values are unavailable, the fair values of debt are determined using discounted cash flows based on our cost of borrowing. These are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 14).

a)	Notes Purchased

In the first quarter of 2025, we purchased US$15 million aggregate principal amount of our outstanding term notes (US$1 million of the 3.9% notes due 2030, US$7 million of the 6.125% notes due 2035, US$4 million of the 6.0% notes due 2040, and US$3 million of the 6.25% notes due 2041) via open market repurchases. The total cash cost of the purchases was $22 million (US$15 million), which was funded from cash on hand.

b)	QB Project Financing Facility

As at March 31, 2026, the limited recourse QB project financing facility had a balance of US$1.6 billion. Amounts drawn under the facility bear interest at Term SOFR plus applicable margins that vary over time. The facility is being repaid in 17 equal semi-annual instalments of US$147 million, which began on June 15, 2023.

The facility was guaranteed pre-final completion on a several basis by Teck and SMM/SC pro rata to the respective equity interests in the Series A shares of QBSA. The project met all the completion requirements, submitted all the completion test-related certificates and achieved final completion as defined under the facility in March 2025. As a result, these guarantees have been released.

c)	Antamina Loan Agreement

On June 11, 2025, Antamina entered into an updated US$1.0 billion loan agreement maturing in June 2030, replacing the existing five-year agreement entered into in 2021. As at March 31, 2026, the loan was fully drawn and our 22.5% share of the principal value of the loan is US$225 million. Amounts outstanding under this facility bear interest at Term SOFR plus an applicable margin. The loan is non-recourse to us and the other Antamina shareholders.

65	Teck Resources Limited 2026 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

8.	DEBT, continued

d)	Revolving Credit Facilities

We maintain a US$3.0 billion sustainability-linked revolving credit facility maturing in October 2029. The facility has pricing adjustments where the cost will increase, decrease or remain unchanged based on our sustainability performance. Our sustainability performance over the term of the facility is measured by non-financial variables that are specific to our greenhouse gas emissions intensity, the percentage of women in our workforce and our high-potential safety incidents, with targets that evolve and progress over the term of the facility.

As at March 31, 2026, the facility was undrawn. Any amounts drawn under this facility can be repaid at any time and are due in full at maturity. Amounts outstanding under the facility bear interest at Term SOFR plus an applicable margin based on credit ratings and our sustainability performance, as described above. This facility requires our total net debt-to-capitalization ratio to not exceed 0.60 to 1.0. Following the sale of the steelmaking coal business in July 2024, cash and cash equivalents have increased significantly and as a result, our cash balances were greater than our debt balances at March 31, 2026. Therefore, we do not exceed the required net debt-to-capitalization ratio. This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at March 31, 2026, we had $2.1 billion (December 31, 2025 – $2.0 billion) of letters of credit outstanding. We also had $560 million in surety bonds outstanding at March 31, 2026 (December 31, 2025 – $549 million) to support current and future reclamation obligations.

9.	QB ADVANCES FROM SMM/SC

($ in millions)	March 31, 2026			December 31, 2025
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
QB advances from SMM/SC	$3,485	$5,052	$4,826	$3,485	$4,958	$4,745

Amounts outstanding under the facilities bear interest at Term SOFR plus applicable margins that vary over time.

The fair value of the advances is determined using discounted cash flows based on our cost of borrowing. This is considered a Level 2 fair value measurement with significant observable inputs on the fair value hierarchy (Note 14).

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Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

10.	EQUITY

a)	Share-Based Compensation

During the three months ended March 31, 2026, we granted 573,475 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $80.11, a term of 10 years and vest in equal amounts over three years.

The weighted average fair value of the options issued was estimated at $32.31 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on the following assumptions at the grant date:

Average expected option life	5.5 years
Risk-free interest rate	2.83%
Dividend yield	0.62%
Expected volatility	42%

During the three months ended March 31, 2026, share-based compensation expense related to stock options was $4 million (2025 – $4 million).

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

During the three months ended March 31, 2026, we issued 526,050 Units. The total number of Units outstanding at March 31, 2026 was 2,440,998. During the three months ended March 31, 2026, share-based compensation expense  related to Units was $19 million (2025 – $8 million).

During the three months ended March 31, 2026, total share-based compensation expense was $23 million (2025 – $12 million) (Note 5).

b)	Accumulated Other Comprehensive Income

	March 31,	March 31,
(CAD$ in millions)	2026	2025
Currency translation differences	$1,421	$2,055
Gain on marketable equity and debt securities (net of tax of $(24) and $(18))	202	149
Share of other comprehensive loss of joint venture and associate (net of taxes of $nil and $nil)	(1)	—
	$1,622	$2,204

c)	Dividends

In the first quarter of 2026, we declared and paid dividends on our Class A common and Class B subordinate voting shares of $0.125 per share, totalling $61 million. During the interim period prior to the closing of the Merger, the arrangement agreement restricts us from declaring or paying additional dividend amounts exceeding $0.125 per share per fiscal quarter without the prior approval of Anglo American.

d)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

67	Teck Resources Limited 2026 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

10.	EQUITY, continued

As a result of the proposed Merger transaction with Anglo American, we have not executed share buybacks since July 25, 2025, as we are restricted from repurchasing securities under the Merger arrangement agreement, and we did not renew our normal course issuer bid in the fourth quarter of 2025.

There were no purchases and cancellations of Class B subordinate voting shares in the first quarter of 2026.

During the three months ended March 31, 2025, we purchased 6,400,551 Class B subordinate voting shares for $389 million, which was recorded as part of equity. The $389 million includes an accrual of $7 million related to tax on repurchases of equity. Of the shares purchased, $380 million was paid in cash for the cancellation of 6,350,551 Class B subordinate voting shares inclusive of $6 million cash for the share cancellations accrued as at December 31, 2024 which settled in the quarter. Subsequent to March 31, 2025, $8 million was paid in cash for the cancellation of the remaining 150,000 Class B subordinate voting shares.

11.	SEGMENTED INFORMATION

Based on the primary products we produce, we have two reportable segments that we report to our President and Chief Executive Officer – copper and zinc. Corporate activities are not considered a reportable segment and are included as a reconciliation to total consolidated results. These corporate activities include all of our initiatives in other commodities and groups that provide administrative, technical, financial and other support to our reportable segments. Operating income (expense) - other includes general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

	Three months ended March 31, 2026
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue (Note 4)	$2,903	$1,040	$—	$3,943
Cost of sales	(1,547)	(681)	—	(2,228)
Gross profit	1,356	359	—	1,715
Operating income (expense) - other	(15)	31	(108)	(92)
Profit (loss) from operations	1,341	390	(108)	1,623
Finance income	2	—	44	46
Finance expense	(162)	(18)	(38)	(218)
Non-operating income (expense)	(50)	3	(34)	(81)
Share of profit (loss) of joint venture and associate	1	—	(35)	(34)
Profit (loss) before taxes	1,132	375	(171)	1,336

Depreciation and amortization	(458)	(28)	(22)	(508)
Capital expenditures	623	54	3	680
	As at March 31, 2026
Goodwill	429	—	—	429
Total assets	$33,847	$4,366	$8,512	$46,725

68	Teck Resources Limited 2026 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

11.	SEGMENTED INFORMATION, continued

	Three months ended March 31, 2025
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue (Note 4)	$1,510	$780	$—	$2,290
Cost of sales	(1,167)	(587)	—	(1,754)
Gross profit	343	193	—	536
Operating income (expense) - other	131	(16)	(150)	(35)
Profit (loss) from operations	474	177	(150)	501
Finance income	3	—	88	91
Finance expense	(164)	(17)	(39)	(220)
Non-operating income (expense)	95	(1)	(18)	76
Share of profit of joint venture and associate	2	—	—	2
Profit (loss) before taxes	410	159	(119)	450

Depreciation and amortization	(361)	(32)	(19)	(412)
Capital expenditures	324	65	4	393
	As at March 31, 2025
Goodwill	442	—	—	442
Total assets	$32,482	$4,121	$9,290	$45,893

69	Teck Resources Limited 2026 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

12.	CONTINGENCIES

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2026, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our consolidated financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

In parallel, the Lake Roosevelt litigation involving Teck Metals Limited (TML) by the State of Washington and the

Confederated Tribes of the Coleville Reservation (CCT) in the Federal District Court for the Eastern District of Washington continues. The case relates to historic discharges of slag and effluent from TML’s Trail metallurgical facility to the Upper Columbia River. TML prevailed against the plaintiffs on citizen suit claims, seeking injunctive relief, statutory penalties and attorney’s fees. In December 2012, on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for the plaintiffs' response costs, the amounts of which were determined in the second phase of the case. Additional response costs not yet claimed may be recoverable. The third and final phase of the case pertains to the plaintiffs’ claims for natural resource damages.

In 2022, TML filed two motions for summary judgment in respect of the CERCLA natural resource damages claims, which were denied. Based on one of those rulings, in the first quarter of 2023, TML filed a motion seeking a ruling that the plaintiffs’ natural resource damages claims under CERCLA are not fully developed and they should therefore be dismissed. The motion was denied and TML sought motions seeking reconsideration and certification for an interlocutory appeal to the Ninth Circuit Court of Appeals, both of which were denied.

In October 2023, TML filed a motion for partial summary judgment on CCT’s tribal service loss claim. CCT’s tribal services loss claim comprises the bulk of CCT’s outstanding individual claims against TML except for natural resource damages assessment costs. On February 6, 2024, the District Court granted TML’s motion and dismissed CCT’s claim on the basis that tribal service loss claims are not cognizable as natural resource damages claims under CERCLA. The CCT filed a motion seeking reconsideration of the dismissal or in the alternative certification for an interlocutory appeal to the Ninth Circuit Court of Appeals. The District Court denied reconsideration but certified the matter for interlocutory review by the Ninth Circuit. The Ninth Circuit heard the interlocutory appeal on April 17, 2025. On September 3, 2025, the Ninth Circuit issued its ruling in the interlocutory appeal, reversing the District Court’s dismissal of the CCT’s claim for tribal services loss. TML has petitioned the Ninth Circuit for en banc review of the appeal, which was denied on February 26, 2026. TML is considering a petition for certiorari to the Supreme Court of the United States.

The previously scheduled February 2024 trial with respect to natural resource damages and assessment costs has been postponed during the interlocutory appeal and a new trial date has not yet been scheduled.

Until the studies contemplated by the EPA settlement agreement and additional natural resource damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation that may be required by the EPA or restoration that may be demanded by the natural resource trustees or to assess the extent of Teck's potential liability for damages. The EPA studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some additional residential soil removal should be undertaken. If other remediation is required, damage to natural resources are proved, and if the CCT’s dismissed tribal service loss claim is revived and subsequently proved, the cost of that remediation and restoration and compensation for natural resource damages may be material.

Sale of Steelmaking Coal Business

Pursuant to the terms of the steelmaking coal business sale transaction, Teck agreed to indemnify Glencore plc (Glencore) for a portion of certain water-related liabilities. In July of 2024, the Public Prosecution Service of Canada charged Teck Coal Limited with five counts of violating s.36(3) of the Fisheries Act. Glencore has notified Teck that it is seeking indemnification with respect to liabilities arising out of these charges.

70	Teck Resources Limited 2026 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

12.	CONTINGENCIES, continued

The agreements for the sale of the steelmaking coal business include customary representations, warranties and covenants. In July of 2025, Nippon Steel Corporation (NSC) and Glencore provided separate notices of claims to Teck that they are seeking indemnification with respect to certain representations and warranties and covenants contained in the respective agreements for the sale of the steelmaking coal business. After having reviewed each notice of claims and the information provided to substantiate each claim, Teck responded separately to NSC on July 31, 2025 and to Glencore on September 5, 2025 to reject their respective claims.

In November of 2025, NSC commenced formal dispute resolution proceedings against Teck regarding its indemnity claim under the sales agreement. Teck disputes the claim and is defending the matter. The outcome of these proceedings is uncertain at this time; however, the amount claimed, and any potential award, could be material.

Glencore and Teck have exchanged written correspondence regarding Glencore’s notice of claim in October of 2025 and March of 2026, but there are no formal dispute resolution proceedings at this time.

13.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

14.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Observable Inputs Other than Quoted Prices

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases and certain refined metal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities.

Level 3 – Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity).

71	Teck Resources Limited 2026 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

14.	FAIR VALUE MEASUREMENTS, continued

We include investments in certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at March 31, 2026 and December 31, 2025, are summarized in the following table:

(CAD$ in millions)	March 31, 2026				December 31, 2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$3,462	$—	$—	$3,462	$3,123	$—	$—	$3,123
Marketable and other equity securities	214	—	241	455	130	—	234	364
Debt securities	210	—	—	210	240	—	—	240
Settlement receivables	—	2,564	—	2,564	—	2,387	—	2,387
Derivative instruments and embedded derivatives	—	463	—	463	—	463	—	463
	$3,886	$3,027	$241	$7,154	$3,493	$2,850	$234	$6,577

Financial liabilities
Derivative instruments and embedded derivatives	$—	$98	$—	$98	$—	$113	$—	$113
Settlement payables	—	134	—	134	—	144	—	144
	$—	$232	$—	$232	$—	$257	$—	$257

Equity securities in non-public companies included in Level 3 of the fair value hierarchy are initially measured at fair value, with cost of the investment taken as the best estimate of fair value. Subsequent measurement is based on an implied value of the underlying business.

Unless disclosed elsewhere in our consolidated financial statements (Note 8 and Note 9), the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

72	Teck Resources Limited 2026 First Quarter News Release